TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 1
1
2
TD Bank Group Reports Fourth Quarter and Fiscal 2025 Results
Earnings News Release • Three and twelve months ended October 31, 2025
FOURTH QUARTER FINANCIAL HIGHLIGHTS,

compared with the fourth quarter last

year:
●
Reported diluted earnings per share were

$1.82, compared with $1.97.
●
Adjusted diluted earnings per share were

$2.18, compared with $1.72.
●
Reported net income was $3,280 million,

compared with $3,635 million.
●
Adjusted net income was $3,905 million,

compared with $3,205 million.
FULL YEAR FINANCIAL HIGHLIGHTS, compared

with last year:

●
Reported diluted earnings per share were

$11.56,

compared with $4.72.
●
Adjusted diluted earnings per share were

$8.37, compared with $7.81.
●
Reported net income was $20,538 million,

compared with $8,842 million.
●
Adjusted net income was $15,025 million,

compared with $14,277 million.
FOURTH QUARTER ADJUSTMENTS –

CHARGE (GAIN) FOR ITEMS OF NOTE:
The fourth quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles of $34

million ($26 million after-tax or 1 cent

per share), compared with $60 million

($52 million after-tax or
3 cents per share) in the fourth quarter last

year.
●
Acquisition and integration charges related

to the Cowen acquisition of $44 million

($35 million after-tax or 2 cents

per share), compared with
$82 million ($64 million after-tax or 4 cents

per share) in the fourth quarter last year.
●
Impact from the terminated First Horizon

(FHN) acquisition-related capital

hedging strategy of $49 million ($36

million after-tax or 2 cents per share),
compared with $59 million ($45 million after-tax

or 2 cents per share) in the fourth quarter

last year.
●
Balance sheet restructuring of $485 million

($388 million after-tax or 23 cents

per share) in respect of U.S. Retail and

other activities, compared with
$311 million ($234 million after-tax or 13 cents per share) in respect of U.S. Retail activities, in the

fourth quarter last year.
●
Restructuring charges of $190 million

($140 million after-tax or 8 cents

per share).
TORONTO
, December 4, 2025 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the fourth quarter ended October

31, 2025.
Reported earnings were $3.3 billion,

down 10%

compared with the fourth quarter last

year, and adjusted earnings were $3.9 billion,

up 22%.
“TD had a strong fourth quarter, delivering robust fee and trading income in our markets-driven businesses

as well as volume growth year-over-year

in Canadian
Personal and Commercial Banking, capping

a year of strong performance,”

said Raymond Chun, Group President and

Chief Executive Officer, TD Bank Group.
“Throughout 2025, we took decisive action to

strengthen our bank and shape TD for the

future. Together, colleagues are driving a clear strategy to build deeper relationships and run a simpler and faster bank

with disciplined execution to exceed our clients'

expectations and create value for our

shareholders.”
Canadian Personal and Commercial

Banking delivered record revenue,

deposit,

and loan volumes
Canadian Personal and Commercial

Banking net income was $1,865

million, an increase of 2% compared with

the fourth quarter last year, reflecting higher pre-
tax, pre-provision earnings (PTPP)
,
, an increase of 6% year-over year, partially offset by higher provisions for credit losses (PCL). Revenue was a

record
$5,305 million, an increase of 5% year-over-year, primarily

reflecting record loan and deposit volume

growth.
Canadian Personal Banking delivered a record

year in digital sales for day-to-day banking

products, and a record fourth quarter in

Real Estate Secured Lending
originations, driven by speed and specialization.

The Canadian Personal Bank saw continued

momentum in client referrals to Wealth, delivering

record referrals
this year. This quarter, Canadian Business Banking reported strong loan growth from commercial lending and record fourth

quarter retail auto originations,

with
approximately 90% in super prime and prime

segments. Small Business Banking continued

to deliver strong customer acquisition, supported

by compelling offer
campaigns and active front-line engagement.
U.S. Retail sustained business momentum

and continued to execute against critical

deliverables
U.S. Retail reported net income was $719

million (US$520 million), up 31% (29% in

U.S. dollars) year-over-year,

excluding contributions of $154 million
(US$114 million) in the fourth quarter last year from the Bank’s investment in The Charles Schwab Corporation.

This primarily reflects the impact of U.S. balance
sheet restructuring activities, lower PCL,

and the impact of the charges for the global

resolution of the investigations into the Bank’s U.S.

BSA/AML program in the
fourth quarter last year, partially offset by higher governance and control investments. On an adjusted basis,

net income was $1,007 million (US$726 million),

up
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited fourth quarter 2025 consolidated

financial results for the
year ended October 31, 2025,

included in this Earnings News

Release and the audited 2025 Consolidated

Financial Statements, prepared in accordance

with
International Financial Reporting Standards

(IFRS) as issued by the International Accounting

Standards Board (IASB), which is available

on TD’s website at
http://www.td.com/investor/.

This ENR is dated December 3, 2025.

Unless otherwise indicated, all amounts are

expressed in Canadian dollars and have

been
primarily derived from the Bank’s Annual or

Interim Consolidated Financial Statements

prepared in accordance with IFRS. Certain

comparative amounts have
been revised to conform to the presentation

adopted in the current period. Additional

information including the 2025 MD&A relating

to the Bank is available on
the Bank’s website at http://www.td.com, as well as on SEDAR+

at http://www.sedarplus.ca and on the U.S. Securities and

Exchange Commission’s (SEC)
website at http://www.sec.gov (EDGAR filers section).
Reported results conform to generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s non-GAAP

financial measures, refer to “Non-GAAP and

Other Financial Measures” in the “How

We Performed”
section of this document.
1

PTPP is a non-GAAP financial measure, calculated by subtracting Canadian Personal and Commercial Banking segment’s reported non-interest expenses from reported revenue.
Reported revenue – Q4 2025: $5,305 million, Q4 2024: $5,064 million. Reported non-interest expenses – Q4 2025:

$2,178 million, Q4 2024: $2,102 million. PTPP – Q4 2025:
$3,127 million, Q4 2024: $2,962 million.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 2

5
6
7
29% (27% in U.S. dollars), compared with

the fourth quarter last year, primarily reflecting the impact of

U.S. balance sheet restructuring activities,

and lower PCL,
partially offset by higher governance and control investments,

including costs for U.S. BSA/AML

remediation.
This quarter, U.S. Retail sustained its momentum with growth in core lending portfolios
,
achieving its highest Bankcard acquisition

quarter in seven years, and
strong year-over-year client assets growth in

U.S. Wealth. TD Bank ranked No.1 for the ninth

consecutive year in total number of approved

U.S. Small Business
Administration loans in its Maine to Florida

footprint
.

In addition, the Bank earned the 2025 Great

Places to Work Certification™

for the tenth year in a row
.
Wealth Management and Insurance results driven

by record Wealth earnings and assets
Wealth Management and Insurance net income

was $699 million, an increase of $350 million year-over-year,

driven by record earnings in Wealth Management
and lower losses from catastrophe claims

in Insurance.
This quarter, Wealth Management continued to drive growth with record sales of $1.6 billion in ETFs,

trades per day up 37% year-over-year, and total assets
exceeding a record $1.3 trillion. TD Advice

sustained its momentum, with strong asset growth

in Financial Planning. TD Insurance launched

a next generation
usage-based insurance program and mobile app

that offers proactive driving insights and personalized

pricing to reward safe driving.
Wholesale Banking delivered record

revenue and net income
Wholesale Banking reported net income of

$494 million for the quarter, an increase of $259 million

year-over-year, primarily reflecting higher revenue and

lower
PCL, partially offset by higher non-interest expenses.

On an adjusted basis, net income

was a record $529

million, an increase of 77% year-over-year. Revenue
for the quarter was a record $2,200 million, an

increase of 24% year-over-year, driven by broad-based strength across Global Markets, and Corporate and
Investment Banking.
This quarter, TD Securities was named Canada’s Best FX Bank at the 2025 Euromoney Foreign Exchange

Awards, recognized for its innovation and client-
focused approach to delivering seamless currency

solutions
.

In addition, TD Cowen advanced three places

to No.6 in the U.S. Corporate Access 2025

Extel
Survey, and earned the No.1 ranking in the Healthcare sector
.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.7%.
Conclusion
“As we enter fiscal 2026, TD is well-positioned

to navigate changing economic dynamics

and support the aspirations and needs of

our clients. With deep roots in
markets across Canada, the U.S. and increasingly

around the world, we will continue to invest

in our businesses, innovate for our clients,

and contribute to the
communities and economies we support. I

want to thank our more than 100,000 colleagues

for their tremendous efforts and unwavering commitment

to our
clients,” said Chun.
The foregoing contains forward-looking statements. Refer to the

“Caution Regarding Forward-Looking Statements”
on page 3.
3

Core loan growth is defined as growth in average loan volumes excluding the impact of the loan portfolios identified for sale or run-off under our U.S. balance sheet restructuring program
4

U.S. Small Business Administration 7(a) and 504 Lender Report, November 2025
5

Great Place To Work® Certified

Company July 2025-July 2026
6

Euromoney Canada’s Best Foreign Exchange 2025 Award
7

2025 Extel Survey for Corporate Access

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 3
Caution Regarding Forward-Looking

Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to
analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S.

Private Securities Litigation Reform Act
of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s

2025 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key
Priorities for 2026” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond and strategies to achieve them, the regulatory environment in which the
Bank operates, targets and commitments, the Bank’s anticipated financial performance and the outlook for the Bank’s operations

or the Canadian, U.S. and global economies.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “suggest”, “seek”, “believe”,

“expect”, “anticipate”, “intend”, “ambition”, “strive”, “confident”,
“estimate”, “forecast”, “outlook”, “plan”, “goal”, “commit”, “target”, “objective”, “timeline”, possible”, “potential”, “predict”,

“project”, “foresee”, “may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the
Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations, predictions, forecasts, projections, estimates, targets,

or intentions expressed in the forward-looking statements. Examples of such risk factors include: general business and economic conditions in the regions in which the Bank operates; geopolitical risk (including policy, trade and tax-related

risks and the potential impact
of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; risks associated with the remediation of the Bank’s U.S.
Bank Secrecy Act
(BSA)/anti-money laundering (AML) program and Enterprise AML program; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; risks associated with the insured deposit account agreement between the Bank and
The Charles Schwab Corporation; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; external fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

ability of the Bank to attract, develop, and retain key talent;
changes in foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices; downgrade,

suspension or withdrawal of ratings assigned by any rating agency,

the
value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions, including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; and critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The
Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors that May Affect Future Results” section of the 2025 MD&A, and the sections related to strategic, credit, market (including equity, commodity,

foreign exchange, interest
rate, and credit spreads), operational (including technology, cyber security,

process, systems, data, third-party, fraud, infrastructure,

insider and conduct), model, insurance, liquidity, capital
adequacy, compliance, financial crime, reputational, environmental and social risk in the “Managing Risk” section of the 2025 MD&A, as may be updated in subsequently filed quarterly
reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” or “Update on the Remediation of the
U.S. Bank Secrecy Act

(BSA)/Anti-Money Laundering (AML) Program and Enterprise AML Program” in the relevant MD&A, which applicable releases may be found on www.td.com. All
such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements,

should be considered carefully when making decisions with
respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and
Outlook” and “Significant Events”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail,
Wealth Management and Insurance, and Wholesale Banking segments, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 4
TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

where noted)
As at or for the three months ended As at or for the twelve months ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Results of operations
Total revenue – reported $ 15,494 $ 15,297 $ 15,514 $ 67,777 $ 57,223
Total revenue – adjusted 1 16,028 15,614 14,897 61,810 56,789
Provision for (recovery of) credit losses 982 971 1,109 4,506 4,253
Insurance services expenses (ISE) 1,602 1,563 2,364 6,089 6,647
Non-interest expenses – reported 8,808 8,522 8,050 33,539 35,493
Non-interest expenses – adjusted 1 8,540 8,124 7,731 32,555 29,148
Net income – reported 3,280 3,336 3,635 20,538 8,842
Net income – adjusted 1 3,905 3,871 3,205 15,025 14,277
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 953.0 $ 936.1 $ 949.5 $ 953.0 $ 949.5
Total assets 2,094.6 2,035.2 2,061.8 2,094.6 2,061.8
Total deposits 1,267.1 1,256.9 1,268.7 1,267.1 1,268.7
Total equity 127.8 125.4 115.2 127.8 115.2
Total risk-weighted assets (RWA) 2 636.4 627.2 630.9 636.4 630.9
Financial ratios
Return on common equity (ROE) – reported 3 10.7% 11.3% 13.4% 17.8% 8.2%
Return on common equity – adjusted 1 12.8 13.2 11.7 12.9 13.6
Return on tangible common equity (ROTCE) 1,3 12.9 13.6 17.8 21.9 11.2
Return on tangible common equity – adjusted 1 15.4 15.8 15.4 15.8 18.0
Efficiency ratio – reported 3 56.8 55.7 51.9 49.5 62.0
Efficiency ratio – adjusted, net of ISE 1,3,4 59.2 57.8 61.7 58.4 58.1
Provision for (recovery of) credit losses

as a % of net
average loans 0.41 0.41 0.47 0.47 0.46
Common share information – reported

(Canadian dollars)
Per share earnings (loss)
Basic $ 1.82 $ 1.89 $ 1.97 $ 11.57 $ 4.73
Diluted 1.82 1.89 1.97 11.56 4.72
Dividends per share 1.05 1.05 1.02 4.20 4.08
Book value per share
3
68.78 67.13 59.59 68.78 59.59
Closing share price (TSX)
5
115.16 100.92 76.97 115.16 76.97
Shares outstanding (millions)

Average basic 1,698.2 1,716.7 1,748.2 1,726.3 1,758.8
Average diluted 1,701.5 1,718.9 1,749.3 1,728.0 1,760.0
End of period 1,689.5 1,707.2 1,750.1 1,689.5 1,750.1
Market capitalization (billions of Canadian dollars) $ 194.6 $ 172.3 $ 134.7 $ 194.6 $ 134.7
Dividend yield
3
3.9% 4.4% 5.0% 4.6% 5.1%
Dividend payout ratio
3
57.6 55.4 51.8 36.2 86.1
Price-earnings ratio
3
10.0 8.6 16.3 10.0 16.3
Total shareholder return (1 year)
3
56.7 30.0 4.5 56.7 4.5
Common share information – adjusted (Canadian dollars) 1

Per share earnings

Basic $ 2.19 $ 2.20 $ 1.72 $ 8.38 $ 7.82
Diluted 2.18 2.20 1.72 8.37 7.81
Dividend payout ratio 47.9% 47.5% 59.2% 50.0% 52.1%
Price-earnings ratio 13.8 12.8 9.9 13.8 9.9
Capital Ratios 2
Common Equity Tier 1 (CET1) Capital ratio

14.7% 14.8% 13.1% 14.7% 13.1%
Tier 1 Capital ratio 16.4 16.5 14.8 16.4 14.8
Total Capital ratio 18.4 18.4 16.8 18.4 16.8
Leverage ratio 4.6 4.6 4.2 4.6 4.2
Total Loss Absorbing Capacity (TLAC) ratio 31.8 30.9 28.7 31.8 28.7
TLAC Leverage ratio 8.9 8.7 8.1 8.9 8.1
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results

prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We

Performed” section of this document
for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements,
Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section in the Bank’s

2025 MD&A for further details.
3

For additional information about this metric, refer to the Glossary in the Bank’s 2025

MD&A, which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q4 2025: $14,426 million, Q3 2025: $14,051 million, Q4 2024: $12,533 million, 2025: $55,721 million, 2024: $50,142 million.

Toronto Stock Exchange (TSX) closing

market price.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 5

10
11
12
STRATEGIC REVIEW
In fiscal year 2025, the Bank conducted a comprehensive

review of its

businesses and functions to assess

the Bank’s positioning, performance, and growth
opportunities. This review culminated in a new

enterprise strategy that defines the path

forward for the Bank. The strategy focuses

on deepening client
relationships, driving market leadership, and

scaling profitably within the Bank’s established

risk appetite. Also as part of this review,

the Bank reaffirmed its
commitment to enhancing governance and

control functions including its U.S.
Bank Secrecy Act

(BSA) and Anti-Money Laundering (AML)

compliance programs
(collectively, the “U.S. BSA/AML program”) compliance remediation program.

The Bank has, as part of this strategic review,

identified opportunities to accelerate growth,

including deepening relationships, evolving

digital capabilities,
allocating capital to high return businesses,

structurally reducing costs, increasing fee income,

and modernizing infrastructure and processes.
The resulting strategy is intended to deliver

durable earnings growth and premium

ROE, creating long-term value for the Bank’s

shareholders within its existing
risk appetite. The Bank’s ability to achieve these

objectives over the medium-term is

subject to inherent risks and uncertainties,

as discussed in the “Risk Factors
That May Affect Future Results” section of the

Bank’s 2025 MD&A, and others as noted in

the “Caution Regarding Forward-Looking Statements”

section of this
document.
The Bank’s medium-term strategy is anchored in

the three strategic pillars and corresponding objectives

introduced at its

2025 Investor Day.
Deeper Relationships
● Deeper Share of Wallet
: Become Canada’s leading relationship bank,

increasing client depth across TD’s footprint by

putting clients at the centre, and
seamlessly delivering products and services

across channels

● Deeper Digital Engagement
: Transform distribution by scaling digital leadership

across businesses and evolving branches

into advice centres, while
adding specialist capabilities and sales capacity

through frontline growth
● Deeper Fee Income
: Enhance earnings durability by driving

profitable growth across the Wealth Management

and Insurance, and Wholesale Banking
business segments, as well as the Bank’s commercial

banking business in Canada and

the United States
Simpler & Faster
● Simpler & Faster Client Experiences
: Become a leader in client experience in

Canada and the United States, with a focus

on making processes
simpler and faster
● Simpler & Faster Operating Model
: Evolve the operating model to reduce

management layers, decrease complexity, and speed up decision making
while shifting culture towards more leadership

accountability
● Simpler & Faster Technology, Leveraging Artificial Intelligence (AI)
: Enhance technology and data capabilities

to ensure platforms are scalable,
efficient, and resilient, while capturing revenue

and cost efficiencies through the adoption of AI

Disciplined Execution
● Disciplined Governance & Controls
: Continue to invest to evolve governance,

risk and control functions in line with the

Bank’s scale, complexity, and
regulatory requirements
● Disciplined Cost Management
: Sustainably lower the Bank’s expense base by delivering

meaningful cost savings over the medium-term

through
reimagining processes, transforming distribution,

and enabling technology and AI deployment
● Disciplined Capital Management
: Deploy capital with greater discipline

to drive franchise leadership and scale,

while delivering premium returns,
including uplifting returns across U.S.

Retail and Wholesale Banking
In conjunction with its strategy, the Bank has established Bank-wide targets

including the following:

Fiscal Year 2026 Targets
8
~13%
Adj.

ROE
6-8%
Y/Y Adj.
9

EPS
Growth
Positive
Adj.
9

Operating
Leverage
13%+
CET1 Ratio
Medium-Term (Fiscal Year 2029) Targets
8
~16%
Adj.
9

ROE
7-10%
Adj.
9

EPS Growth
Positive
Adj.
9

Operating
Leverage
10
Strong
CET1 Ratio
40-50%
Dividend
Payout Ratio
8
The Bank’s fiscal 2026 and medium-term financial targets are based on forward-looking assumptions that have inherent risks

and uncertainties. Results may vary depending on actual
economic conditions, including the level of unemployment, interest rates, and economic growth or contraction, the operating environment, including regulatory requirements, political environment, and competitive landscape, and the Bank’s assumptions on future business performance,

including credit conditions and performance, inclusive of policy and trade uncertainty and borrower or industry specific credit factors and conditions, and foreign exchange impact. These assumptions are subject to inherent uncertainties and may vary based on factors outside the Bank’s control, including those set out at the beginning of this document in the “Caution

Regarding Forward-Looking Statements” section. Refer to the “Risk Factors
That May Affect Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.
9
The Bank prepares its consolidated financial statements in accordance with IFRS, the current GAAP,

and refers to results prepared in accordance with IFRS as the “reported”

results. The
Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e., reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Refer to “How We Performed”

section of this document, for further explanation, reported basis results, a list of the items of note, and a reconciliation
of adjusted to reported results.
10

Operating leverage is a non-GAAP measure. At the total Bank level, TD calculates operating leverage as the difference between the % change in adjusted revenue (for U.S. Retail in source currency) net of ISE, and adjusted expenses (for U.S. Retail in US$) grossed up by the retailer program partners

’

share of PCL for the Bank’s U.S. strategic card portfolio.
Collectively, these adjustments provide a measure of operating leverage that management believes is more reflective of underlying business performance.
11

Calculated in accordance with the OSFI’s Capital Adequacy Requirements guideline.

For additional information about this metric, refer to the Glossary of the Bank’s 2025 MD&A, which is incorporated by reference.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 6

SIGNIFICANT EVENTS
a) Sale of Schwab Shares

On February 12, 2025, the Bank sold its entire

remaining equity investment in

The Charles Schwab Corporation (“Schwab”)

through a registered offering and
share repurchase by Schwab. Immediately prior

to the sale, TD held 184.7 million shares

of Schwab’s common stock, representing 10.1% economic

ownership.
The sale of the shares resulted in proceeds

of $21.0 billion (US$14.6 billion) and the

Bank recognized a net gain on sale of $8.6

billion (US$5.8 billion). This gain is
net of the release of related cumulative foreign

currency translation from accumulated other

comprehensive income (AOCI), the release

of AOCI on designated net
investment hedging items, direct transaction

costs, and taxes. The Bank also recognized

$184 million of underwriting fees in its

Wholesale segment as a result of
TD Securities acting as a lead bookrunner

on the transaction.

The transaction increased CET1 capital

by 238 basis points (bps). The Bank discontinued

recording its share of earnings available to

common shareholders
from its investment in Schwab following

the sale. The Bank continues to have a business

relationship with Schwab through the insured

deposit account agreement
(“Schwab IDA Agreement”).
b) Restructuring Charges
The Bank continued to undertake certain

measures in the fourth quarter of 2025 to reduce

its cost base and achieve greater efficiency. In connection with this program, the Bank incurred $686 million

pre-tax of restructuring charges during

the year ended October 31, 2025, which primarily

related to employee severance
and other personnel-related costs, asset impairment

and other rationalization, including certain

business wind-downs, and real estate optimization.

Next quarter,
the Bank expects

to incur additional restructuring charges

of approximately $125 million pre-tax, and

to conclude the restructuring program

with total restructuring
charges of approximately $825 million pre-tax.

The restructuring program generated

savings of approximately $100 million pre-tax

in 2025. The Bank expects the
program to generate total pre-tax fully realized

annual program savings of approximately

$750 million, including savings from an

approximate 3% workforce
reduction
.
UPDATE ON THE REMEDIATION OF THE U.S. BANK SECRECY ACT/ANTI-MONEY

LAUNDERING PROGRAM AND ENTERPRISE

AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial

Crimes Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset

Recovery Section
and the United States Attorney’s Office for the

District of New Jersey. Details of the Global Resolution include:

(i) a total payment of US$3.088 billion
(C$4.233 billion), all of which was provisioned

during the 2024 fiscal year; (ii) TD Bank,

N.A. (“TDBNA”) pleading guilty to one count

of conspiring to fail to maintain
an adequate AML program, failing to file

accurate currency transaction reports

(“CTRs”) and launder money and TD Bank

US Holding Company (“TDBUSH”)
pleading guilty to two counts of failing to maintain

an adequate AML program and failing

to file accurate CTRs; (iii) requirements to remediate

the Bank’s U.S.
BSA/AML program; (iv) a requirement

to prioritize the funding and staffing of the remediation,

which includes Board certifications for dividend

distributions from
certain of the Bank’s U.S. subsidiaries to

the Bank; (v) formal oversight of the

U.S. BSA/AML remediation through an independent

compliance monitorship; (vi) a
prohibition against the average combined

total assets of TD’s two U.S. banking subsidiaries

(TDBNA and TD Bank USA, N.A.) (collectively, the “U.S.

Bank”)
exceeding US$434 billion (representing the

combined total assets of the U.S. Bank as at

September 30, 2024) (the “Asset Limitation”),

and if the U.S. Bank does
not achieve compliance with all actionable

articles in the OCC consent orders (and

for each successive year that the U.S.

Bank remains non-compliant), the OCC
may require the U.S. Bank to further reduce

total consolidated assets by up to 7%; (vii)

the U.S. Bank being subject to OCC

supervisory approval processes for
any additions of new bank products, services,

markets, and stores prior to the OCC’s acceptance

of the U.S. Bank’s improved AML policies and procedures,

to
ensure the AML risk of new initiatives is appropriately

considered and mitigated; (viii) requirements

for the Bank and TD Group U.S. Holdings,

LLC (“TDGUS”) to
retain a third party to assess the effectiveness of

the corporate governance and U.S. management

structure and composition to adequately oversee

U.S.
operations; (ix) requirements to comply

with the terms of the plea agreements with

the DOJ during a five-year term of probation (which

could be extended as a
result of the Bank failing to complete the compliance

undertakings, failing to cooperate or to

report alleged misconduct as required,

or committing additional
crimes); (x) an ongoing obligation to cooperate

with DOJ investigations; and (xi) an ongoing

obligation to report evidence or allegations

of violations by the Bank,
its affiliates, or their employees that may be a

violation of U.S. federal law. The full terms of the consent orders and plea agreements are available on the Bank’s
issuer profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the Bank’s
2025 MD&A.
Update on the Remediation of the U.S.

Bank Secrecy Act/Anti-Money Laundering

Program and Enterprise AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. As at December 3,

2025, the Bank has
completed the majority of its management

remediation actions (the term “management

remediation actions” is not a regulatory definition

and is considered by the
Bank to consist of the root cause assessments,

data preparation, design, documentation,

frameworks, policies, standards, training,

processes, systems, testing
and implementation of controls, as well as

the hiring of resources); however, significant work and

important milestones remain for calendar

2026 and calendar
2027 including the Suspicious Activity Report

lookback per the OCC consent order which

management expects to complete in

calendar 2027. For fiscal 2026, the
Bank continues to expect U.S. BSA/AML remediation

and related governance and control

investments of approximately US$500

mill
ion pre - tax . All management
remediation actions will be subject to demonstrated

sustainability and validation by the Bank’s internal

audit function (with such activities currently

planned for
calendar 2026 and calendar 2027), as well

as the review by the appointed monitor, and, ultimately, the review and approval of the

Bank’s U.S. banking regulators
and the DOJ. Following such independent reviews,

testing, and validation, there could be additional

management remediation actions that would

take place after
13

The Bank’s expectations regarding the restructuring program are subject to inherent uncertainties and are based on the Bank’s assumptions regarding certain factors, including rate of natural attrition, talent re-deployment opportunities, years-of-service, execution timing of actions, decisions to expand on or reduce the restructuring actions (e.g., scope of real estate optimization, additional rationalizations), and foreign exchange translation impacts. Refer to the “Risk Factors That

May Affect Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.
14

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on the scope of work in the U.S.
BSA/AML remediation plan which could change as a result of additional findings that are identified as work progresses as well as the Bank’s ability to successfully execute against the
U.S. BSA/AML remediation program in accordance with the U.S. Retail segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 7
calendar 2027 in which case the overall remediation

timeline may be extended. In addition, as

the Bank undertakes the lookback reviews,

the Bank may be
required to further expand the scope of the review, either in terms of the subjects being addressed and/or

the time period reviewed. The following

graph illustrates
the Bank’s expected remediation plan and progress

on a calendar year basis, based on its

work to date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of planning activities,

including the
completion of external benchmarking and

lookback reviews. The Bank’s ability to

meet its planned remediation milestones assumes

that the Bank will be able to
successfully execute against its U.S. BSA/AML

remediation program plan, which is

subject to inherent risks and uncertainties including

the Bank’s ability to attract
and retain key employees, the ability of

third parties to deliver on their contractual obligations,

the successful development and implementation

of required
technology solutions, and data availability

to complete the required lookback reviews.

Furthermore, the execution of the U.S. BSA/AML

remediation plan, including
these planned milestones, will not be entirely

within the Bank’s control because of various factors

such as (i) the requirement to obtain regulatory

approval or non-
objection before proceeding with various

steps, and (ii) the requirement for the various

deliverables to be acceptable to the regulators

and/or the monitor. As of the
date hereof, the Bank believes that it and its applicable

U.S. subsidiaries have taken such actions

as are required of them to date under the

terms of the consent
orders and plea agreements and is not aware

of them being in breach of the same. For

information about the Bank’s AML governance

framework, see the
“Managing Risk” section of this MD&A.
While substantial work remains, the

Bank made progress on remediating and

strengthening its U.S. BSA/AML program

over the first three quarters of fiscal 2025,
including:

1)

the DOJ and FinCEN approved the use

of the same Independent Compliance

Monitor on a go-forward basis;
2)

improvements to transaction monitoring

capabilities with the implementation of

a new transaction monitoring system,

the introduction of all planned
scenarios into that transaction monitoring system

as set out in the Bank’s U.S. BSA/AML program

remediation plan, and the deployment

of the first
phase of machine learning analysis in this

system which will help improve the effectiveness

and efficiency of the Bank’s investigative teams;
3)

enhanced and streamlined investigation practices

including the implementation of technology

which centralizes all new investigative

cases in a single
system to provide unified data sets to help

manage financial crime risk with a single

view of the customer;
4)

implemented enhancements to cash deposit requirements

at stores;
5)

updated and enhanced policies, including those

with respect to Know Your Customer (KYC) activities, and introducing revised escalation standards
across all of U.S. Financial Crime Risk

Management (FCRM);
6)

introduced new reporting on workloads that has

improved the Bank’s ability to forecast resource

needs;
7)

strengthened controls and assessments relating

to new business initiatives, including the establishment

of a new Financial Crimes Risk Management
subcommittee focused on reviewing and

assessing new business products, services

and geographies; and
8)

the launch of focused training for the first

and second lines of defense relating to suspicious

customer activity for certain commercial

products and
services.
Specifically in the fourth quarter of fiscal 2025,

the Bank made the following progress:
1)

implemented an enhanced,

streamlined system and end-to-end process

for submitting unusual transaction referrals

for frontline colleagues to
improve the accuracy and efficiency by which

the Bank submits unusual transaction reports;
2)

deployed further machine learning enhancements

to the Bank’s transaction monitoring system to improve

the efficacy and accuracy of the Bank’s
U.S. BSA/AML program;
3)

deployed advanced risk detection capability

to help identify and mitigate a high-risk

criminal activity;

and
4)

made good progress against the lookback

reviews

required under the OCC consent order.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

continue enhancing its financial crime risk

assessment methodologies and processes;
2)

the multi-phase deployment of a new KYC strategic

platform that will provide a single view

of the customer to improve risk assessment

capabilities;
3)

further deployments of machine learning

and specialized AI;
4)

continued progress on lookback reviews as required

under the OCC and FinCEN consent orders;
5)

continued data enhancements with the deployment

of dedicated FCRM data environments

which will create a single source of truth

in support of
advanced detection capabilities;

and
6)

continued training and development of colleagues.
To help ensure that the Bank can continue to support its customers’ financial needs in the U.S. while not exceeding

the limitation on the combined total assets

of
the U.S. Bank, the Bank executed multiple

U.S. balance sheet restructuring actions

in fiscal 2025. Refer to “Update on U.S.

Balance Sheet Restructuring” in the
U.S. Retail segment section for additional

information on these actions. For additional

information about expenses associated

with the Bank’s U.S. BSA/AML
program remediation activities, refer

to the U.S. Retail segment section.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions”

is not a regulatory definition and is considered

by the Bank to consist of root cause

assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (“FINTRAC”)

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 8
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program”

above). In particular, as the Bank continues its remediation and improvement activities of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

backlog in the Bank’s
Financial Crime Risk Management (FCRM)

investigations processing that the Bank

currently faces, but is working towards

remediating, across the Bank. In
addition, on an ongoing basis, the Bank

will continue to review and assess whether

issues identified in one jurisdiction have an impact

in other jurisdictions.
Furthermore, the Bank’s regulators or law enforcement

agencies may identify other issues with

the Bank’s Enterprise AML Program, which may result

in additional
regulatory actions. These issues identified

through the Bank’s own review or by

the Bank’s regulators or law enforcement agencies

may broaden the scope of the
remediation and improvements required

for the Enterprise AML Program.

While substantial work remains, the

Bank made progress on remediating and strengthening

the Enterprise AML Program over fiscal

2025, including the following
during the first three quarters of fiscal 2025:

1) redesigning the FCRM organizational

structure to better enable stronger collaboration,

clear ownership, and a more agile response

to evolving risk
and regulatory expectations, including the consolidation

of the Enterprise and the U.S. AML mandates

under the leadership of the Global Head of
FCRM;
2) completing a comprehensive transaction

monitoring coverage assessment to identify areas

requiring enhancements;

3) enhancing investigative processes through

improved workflow and data management;
4) continued improvements in the Bank’s process

and procedural guidance, reinforced

with targeted training across FCRM and

individual business
lines;
5) implementing a stronger monitoring and

testing standard to improve control coverage

and depth; and
6) launching technology initiatives to consolidate

electronic document and data availability, to improve quality and timeliness of monitoring and to
improve oversight of escalated AML issues.
Specifically in the fourth quarter of fiscal 2025,

the Bank made the following progress:

1)

continued improvement of the KYC controls

to strengthen tracking and regulatory compliance,

supporting ongoing customer due diligence

efforts;
2)

strengthened governance structures and

first-line accountability in managing

financial crime risks, driving cross-functional

collaboration and
standardized processes across KYC,

Customer Exits and investigative activities;
3)

enhanced the AML/Anti-Terrorist Finance Enterprise Policy to align with regulatory amendments;

and
4)

completed the rollout of the enhanced

financial crime risk assessment methodology

and related tools to strengthen identification

and measurement of
FCRM risks across clients, products and

transactions, supported by improved data

capabilities.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its Enterprise

AML Program:

1)

continued enhancement and Enterprise-wide

adoption of the new centralized case management

tool, with the goal of strengthening oversight

and
investigations of identified FCRM risks;
2)

ongoing advancement in transaction monitoring

capabilities, including further refinement of

customer risk rating methodologies;
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM; and
4)

control enhancements from the execution of

the enhanced financial crime risk assessment

methodology and process.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 9
HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK
The global economy remains on track to

slow in calendar 2025 with decelerating cyclical

momentum reinforced by trade barriers. Higher

U.S. tariffs appear likely
to persist under the current administration.

Inflation expectations have increased as

the U.S. tariffs exert upward pressure on prices

and complicate global supply
chains. This puts global central banks in

the challenging position of gauging whether

any resulting inflation is a one-time shock

or will prove persistent.
The U.S. economy has softened overall in

calendar 2025, although growth has been

volatile on a quarter-to-quarter basis, buffeted

by swings in trade policy and
the government shutdown. Smoothing

through the volatility, consumer spending has slowed, and residential investment continues to contract, held back

by
elevated borrowing costs. Government spending

is also declining, as cutbacks at the federal

level and the U.S. government shutdown have

temporarily restrained
outlays. Business investment has managed

to buck the trend, largely due to increased

technology-related spending. TD Economics

forecasts that a post-
shutdown-related rebound in activity, lower interest rates, tax cuts, and a more business-friendly regulatory

environment will lift growth back above

2% in calendar
2026.
U.S. economic data releases have been

delayed due to the government shutdown,

increasing uncertainty on recent economic

trends. As of September 2025,
hiring had lost momentum and the unemployment

rate had risen to 4.4% – a new cycle high.

At its latest meeting in October 2025,

the Federal Reserve took
further action to ensure against a slowing labour

market by cutting its overnight rate by a quarter

point to 3.75-4.00%. Inflation has remained somewhat

elevated in
recent months, but it is expected to cool after

the one-time impact of tariffs has passed. TD

Economics expects the Federal Reserve

to lower the policy rate further
over the coming months to 3.00-3.25%, close

to most estimates of a “neutral”

level. But the pace of interest rate

cuts will depend on the evolution of the job and
inflation data.

Canada’s economy is estimated to have turned in a

third straight year of modest economic growth

in calendar 2025 as the impact of U.S. import

tariffs on
Canada’s exports offset the boost from lower borrowing

costs. The effect of elevated uncertainty around

tariff policy has weakened business and consumer
confidence about the future, and dampened

spending. This soft hiring backdrop is expected

to lift the unemployment rate from 6.9%

in October 2025 to 7.3% by
(calendar) year end. Immigration policy

changes have also resulted in slower population

and labour force growth, which is

expected to limit the rise in the
unemployment rate. New federal defense and

infrastructure spending, an improvement in

the housing market and firmer business investments

are expected to
drive a moderately stronger growth picture

in 2026.

The Canadian central bank lowered its overnight

rate to 2.25% in October 2025. Provided

inflation evolves in line with the Bank’s

current forecast, the overnight
rate is expected to remain unchanged over

the next several quarters. A generally weaker

U.S. dollar and a gradual improvement in Canada’s economy

are
expected to lift the Canadian dollar. TD Economics expects

the Canadian dollar to appreciate to the 73-74

U.S. cent range by mid-2026, although it is likely

to be
influenced by the path of U.S. trade policy.
HOW THE BANK REPORTS
The Bank prepares its Consolidated Financial

Statements in accordance with IFRS, the

current GAAP, and refers to results prepared in accordance with IFRS as
“reported” results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

and adjusted effective income

tax rate. The Bank believes that non-
GAAP financial measures and non-GAAP

ratios provide the reader with a better

understanding of how management views

the Bank’s performance. Non-GAAP
financial measures and non-GAAP ratios

used in this document are not defined terms

under IFRS and, therefore, may not be

comparable to similar terms used by
other issuers. Supplementary financial

measures depict the Bank’s financial performance

and position, and capital management

measures depict the Bank’s
capital position, and both are explained in

this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers share

in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Consolidated Statement of Income. At the

segment level, the retailer program partners’

share of revenues and credit losses is presented

in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported Net
income (loss). The Net income included in

the U.S. Retail segment includes only the

portion of revenue and credit losses attributable

to TD under the agreements.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 10
Investment in The Charles Schwab Corporation

and Schwab IDA Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. For further
details, refer to the “Significant Events

– Sale of Schwab Shares” section of this

document. The Bank discontinued recording

its share of earnings available to
common shareholders from its investment

in Schwab following the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Retail segment reflected

the Bank’s share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was reported

with a one-month lag. For further details,

refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
Schwab IDA Agreement.

On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034.

Pursuant to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts (FROA). Remaining deposits

are designated as floating-rate obligations.

The FROA floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further details

on the Schwab IDA Agreement.
The following table provides the operating results

on a reported basis for the Bank.
TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Net interest income $ 8,545 $ 8,526 $ 7,940 $ 33,062 $ 30,472
Non-interest income 6,949 6,771 7,574 34,715 26,751
Total revenue 15,494 15,297 15,514 67,777 57,223
Provision for (recovery of) credit losses 982 971 1,109 4,506 4,253
Insurance service expenses 1,602 1,563 2,364 6,089 6,647
Non-interest expenses 8,808 8,522 8,050 33,539 35,493
Income before income taxes and share

of net income from
investment in Schwab 4,102 4,241 3,991 23,643 10,830
Provision for (recovery of) income taxes 822 905 534 3,410 2,691
Share of net income from investment in

Schwab
– – 178 305 703
Net income (loss) – reported 3,280 3,336 3,635 20,538 8,842
Preferred dividends and distributions on other

equity instruments
191 88 193 565 526
Net income available to common shareholders $ 3,089 $ 3,248 $ 3,442 $ 19,973 $ 8,316

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 11
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

Events” or “How We
Performed”

or “How Our Business Performed” sections

of this document.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Operating results – adjusted
Net interest income 1,2 $ 8,594 $ 8,581 $ 8,034 $ 33,303 $ 30,749
Non-interest income 3 7,434 7,033 6,863 28,507 26,040
Total revenue 16,028 15,614 14,897 61,810 56,789
Provision for (recovery of) credit losses 982 971 1,109 4,506 4,253
Insurance service expenses 1,602 1,563 2,364 6,089 6,647
Non-interest expenses 4 8,540 8,124 7,731 32,555 29,148
Income before income taxes and share

of net income from
investment in Schwab 4,904 4,956 3,693 18,660 16,741
Provision for (recovery of) income taxes 999 1,085 695 3,975 3,355
Share of net income from investment in

Schwab
5 – – 207 340 891
Net income – adjusted 3,905 3,871 3,205 15,025 14,277
Preferred dividends and distributions on other

equity instruments
191 88 193 565 526
Net income available to common shareholders

– adjusted
3,714 3,783 3,012 14,460 13,751
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (34) (33) (60) (171) (290)
Acquisition and integration charges related

to the Schwab transaction
4,5 – – (35) – (109)
Share of restructuring and other charges

from investment in Schwab
5 – – – – (49)
Restructuring charges 4 (190) (333) – (686) (566)
Acquisition and integration-related charges 4 (44) (32) (82) (162) (379)
Impact from the terminated FHN acquisition-related

capital hedging strategy
1 (49) (55) (59) (205) (242)
Gain on sale of Schwab shares 3 – – 1,022 8,975 1,022
Balance sheet restructuring 2,3 (485) (262) (311) (2,803) (311)
Indirect tax matters 2,4 – – (226) – (226)
Civil matter provision 4 – – – – (274)
Federal Deposit Insurance Corporation (FDIC)

special assessment
4 – – 72 – (442)
Global resolution of the investigations into

the Bank’s U.S. BSA/AML program
4 – – (52) – (4,233)
Less: Impact of income taxes
Amortization of acquired intangibles (8) (8) (8) (33) (41)
Acquisition and integration charges related

to the Schwab transaction
– – (9) – (23)
Restructuring charges (50) (85) – (176) (150)
Acquisition and integration-related charges (9) (7) (18) (35) (82)
Impact from the terminated FHN acquisition-related

capital hedging strategy
(13) (14) (14) (52) (60)
Gain on sale of Schwab shares – – – 407 –
Balance sheet restructuring (97) (66) (77) (676) (77)
Indirect tax matters – – (53) – (53)
Civil matter provision – – – – (69)
FDIC special assessment – – 18 – (109)
Total adjustments for items of note (625) (535) 430 5,513 (5,435)
Net income (loss) available to common shareholders

– reported
$ 3,089 $ 3,248 $ 3,442 $ 19,973 $ 8,316
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023, the residual impact of the strategy is reversed through net interest income (NII) –
Q4 2025: ($49) million, Q3 2025: ($55) million, 2025: ($205) million, Q4 2024: ($59) million, 2024: ($242) million,

reported in the Corporate segment.
2

Adjusted net interest income excludes the following items of note:
i.

Balance sheet restructuring – 2025: $36 million in respect of U.S. Retail activities, reported in the U.S. Retail segment;

and
ii.

Indirect tax matters – Q4 2024: $35 million, 2024: $35 million, reported in the Corporate segment.
3

Adjusted non-interest income excludes the following items of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – 2025: $8,975 million, Q4 2024:

$1,022 million,

2024: $1,022 million, reported in the Corporate
segment; and
ii.

Balance sheet restructuring – Q4 2025: $383 million, Q3 2025: $262 million, 2025: $2,665 million, Q4 2024: $311 million, 2024: $311 million in respect of U.S. Retail activities, reported in the U.S. Retail segment, and Q4 2025: $102 million, 2025: $102 million in respect of other activities,

reported in the Corporate segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q4 2025: $34 million, Q3 2025: $33 million, 2025: $136 million, Q4 2024:

$33 million, 2024: $172 million, reported in the Corporate segment;
ii.

The Bank’s own acquisition and integration charges related to the Schwab transaction – Q4 2024:

$33 million, 2024: $88 million, reported in the Corporate segment;
iii.

Restructuring charges – Q4 2025: $190 million, Q3 2025: $333 million, 2025: $686 million, compared with 2024:

$566 million under a previous program, reported in the Corporate segment;

iv.

Acquisition and integration-related charges – Q4 2025: $44 million, Q3 2025: $32 million, 2025: $162 million, Q4

2024: $82 million, 2024: $379 million, reported in the Wholesale
Banking segment;
v.

Indirect tax matters – Q4 2024: $191 million, 2024: $191 million, reported in the Corporate segment;
vi.

Civil matter provision – 2024: $274 million, reported in the Corporate segment;
vii.

FDIC special assessment – Q4 2024: ($72) million, 2024: $442 million, reported in the U.S. Retail segment; and
viii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program

– Q4 2024: $52 million, 2024: $4,233 million, reported in the U.S. Retail segment.
5

Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis.

The earnings impact of these items was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – 2025: $35 million, Q4 2024: $27 million, 2024: $118 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2024: $2 million, 2024: $21 million;
iii.

The Bank’s share of restructuring charges incurred by Schwab – 2024: $27 million; and
iv.

The Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024:

$22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share of net income from investment in Schwab, reported in the Corporate segment.

Refer to footnotes 4 and 5 for amounts.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 12
TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Basic earnings per share – reported $ 1.82 $ 1.89 $ 1.97 $ 11.57 $ 4.73
Adjustments for items of note 0.37 0.31 (0.25) (3.19) 3.09
Basic earnings per share – adjusted $ 2.19 $ 2.20 $ 1.72 $ 8.38 $ 7.82
Diluted earnings per share – reported $ 1.82 $ 1.89 $ 1.97 $ 11.56 $ 4.72
Adjustments for items of note 0.36 0.31 (0.25) (3.19) 3.09
Diluted earnings per share – adjusted $ 2.18 $ 2.20 $ 1.72 $ 8.37 $ 7.81
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Reported to Adjusted Provision for Income

Taxes
(millions of Canadian dollars, except

as noted)
For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Provision for income taxes – reported 1 $ 822 $ 905 $ 534 $ 3,410 $ 2,691
Total adjustments for items of note 177 180 161 565 664
Provision for income taxes – adjusted 1 $ 999 $ 1,085 $ 695 $ 3,975 $ 3,355
Effective income tax rate – reported
1
20.0% 21.3% 13.4% 14.4% 24.8%
Effective income tax rate – adjusted
1
20.4 21.9 18.8 21.3 20.0
1

For additional information about this metric, refer to the Glossary in the Bank’s 2025

MD&A.
RETURN ON COMMON EQUITY
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s

methodology for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III.

Capital allocated to the business segments

was
based on 11.5% of CET1 Capital in both fiscal 2024 and 2025.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Average common equity $ 114,939 $ 114,115 $ 102,051 $ 112,429 $ 100,979
Net income available to common shareholders

– reported
3,089 3,248 3,442 19,973 8,316
Items of note, net of income taxes 625 535 (430) (5,513) 5,435
Net income available to common shareholders

– adjusted
$ 3,714 $ 3,783 $ 3,012 $ 14,460 $ 13,751
Return on common equity – reported 10.7% 11.3% 13.4% 17.8% 8.2%
Return on common equity – adjusted 12.8 13.2 11.7 12.9 13.6
RETURN ON TANGIBLE COMMON EQUITY
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.
TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the years ended
October 31 July 31 October 31 October 31 October 31
2025 2025 2024 2025 2024
Average common equity $ 114,939 $ 114,115 $ 102,051 $ 112,429 $ 100,979
Average goodwill 18,814 18,652 18,568 18,987 18,431
Average imputed goodwill and intangibles on
investments in Schwab – – 5,328 1,575 5,836
Average other acquired intangibles 1 374 405 508 427 560
Average related deferred tax liabilities (230) (225) (230) (232) (230)
Average tangible common equity 95,981 95,283 77,877 91,672 76,382
Net income available to common
shareholders – reported 3,089 3,248 3,442 19,973 8,316
Amortization of acquired intangibles, net of income

taxes
26 25 52 138 249
Net income available to common
shareholders adjusted for amortization

of

acquired intangibles, net of income taxes 3,115 3,273 3,494 20,111 8,565
Other items of note, net of income taxes 599 510 (482) (5,651) 5,186
Net income available to common
shareholders – adjusted $ 3,714 $ 3,783 $ 3,012 $ 14,460 $ 13,751
Return on tangible common equity 12.9% 13.6% 17.8% 21.9% 11.2%
Return on tangible common equity – adjusted 15.4 15.8 15.4 15.8 18.0
1 Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 13
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the years ended
October 31, 2025 vs. October 31, 2025 vs.
October 31, 2024 October 31, 2024
Increase (Decrease) Increase (Decrease)
U.S. Retail
Total revenue – reported $ 56 $ 319
Total revenue – adjusted 1 62 421
Non-interest expenses – reported 40 268
Non-interest expenses – adjusted
1
40 268
Net income excluding Schwab – reported, after-tax 12 24
Net income excluding Schwab – adjusted,

after-tax
1
16 100
Share of net income from investment in

Schwab
2
– 11
U.S. Retail net income – reported, after-tax 12 35
U.S. Retail net income – adjusted, after-tax 1 16 111
Earnings per share (Canadian dollars)
Basic – reported $ 0.01 $ 0.02
Basic – adjusted
1
0.01 0.06
Diluted – reported 0.01 0.02
Diluted – adjusted
1
0.01 0.06
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the years ended
October 31 October 31 October 31 October 31
2025 2024 2025 2024
U.S. dollar 0.721 0.733 0.714 0.735
1
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2
Share of net income from investment in Schwab and the foreign exchange impact were reported with a one-month lag.
HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities are

grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments the Bank

indicates that the measure is
adjusted. For further details, refer to Note 27

of the Bank’s Consolidated Financial Statements

for the year ended October 31, 2025. Effective fiscal

2025, certain
U.S. governance and control investments, including

costs for U.S. BSA/AML remediation, previously

reported in the Corporate segment are now

reported in the
U.S. Retail segment. Comparative amounts

have been reclassified to conform

with the presentation adopted in the current period.
PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets,

loan commitments, and financial

guarantees is recorded within the
respective segment.
Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including dividends, is adjusted to its

equivalent before-tax value. Using TEB allows

the Bank to measure income from all

securities and loans consistently
and makes for a more meaningful comparison

of net interest income with similar institutions.

The TEB increase to net interest income and

provision for income
taxes reflected in Wholesale Banking results

is reversed in the Corporate segment.

The TEB adjustment for the quarter

was $17 million, compared with $19 million
in the fourth quarter last year, and $16 million in the prior quarter.

On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment. Amounts

for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab
were recorded in the Corporate segment.

Refer to “Significant Events – Sale of Schwab

Shares”

for further details. Effective fiscal 2025, discussions

of the
U.S. Retail segment’s performance exclude

Schwab.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 14

TABLE 9: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31 July 31 October 31
2025 2025 2024
Net interest income $ 4,304 $ 4,239 $ 4,058
Non-interest income 1,001 1,002 1,006
Total revenue 5,305 5,241 5,064
Provision for (recovery of) credit losses –

impaired
447 376 456
Provision for (recovery of) credit losses –

performing
90 87 (26)
Total provision for (recovery of) credit losses 537 463 430
Non-interest expenses 2,178 2,066 2,102
Provision for (recovery of) income taxes 725 759 709
Net income $ 1,865 $ 1,953 $ 1,823
Selected volumes and ratios
Return on common equity 1 30.4% 32.5% 32.0%
Net interest margin (including on securitized

assets)
2 2.82 2.83 2.80
Efficiency ratio 41.1 39.4 41.5
Number of Canadian Retail branches at period

end
1,051 1,054 1,060
Average number of full-time equivalent staff 3 33,325 32,698 32,925
1

Capital allocated to the business segment was based on 11.5% CET1

Capital in fiscal 2025 and 2024.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets.

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We

Performed” section of this document and the Glossary in the Bank’s

2025 MD&A, for
additional information about these metrics.
3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q4 2025 vs. Q4 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,865 million, an increase of $42

million, or 2%, compared with the fourth

quarter
last year, primarily reflecting higher revenue,

partially offset by higher PCL

and non-interest expenses. The annualized

ROE for the quarter was 30.4%, compared
with 32.0%, in the fourth quarter last year.
Revenue for the quarter was $5,305 million, an

increase of $241 million, or 5%,

compared with the fourth quarter last year. Net

interest income was
$4,304 million, an increase of $246 million, or

6%, primarily reflecting volume growth.

Average loan volumes increased $29 billion,

or 5%, reflecting 5% growth in
personal loans and 6% growth in business

loans. Average deposit

volumes increased $18 billion, or 4%, reflecting

3% growth in personal deposits and 5%

growth
in business deposits. Net interest margin was

2.82%, an increase of 2 bps, primarily due

to higher margins on loans and deposits.

Non-interest income was
$1,001 million, relatively flat compared with

the fourth quarter last year.

PCL for the quarter was $537 million,

an increase of $107 million compared with

the fourth quarter last year. PCL

– impaired was $447 million, a decrease of
$9 million, or 2%, largely reflecting lower provisions

in the commercial lending portfolio partially

offset by credit migration in the consumer

lending portfolios. PCL –
performing was $90 million, compared with

a recovery of $26 million in the fourth quarter last

year. The performing provisions

this quarter were largely related to
the adoption impact of a model update in

the credit card portfolio, partially offset

by an improvement to the macroeconomic

forecast. Total PCL as

an annualized
percentage of credit volume was 0.35%, an

increase of 5 bps compared with the fourth

quarter last year.
Non-interest expenses for the quarter were $2,178

million, an increase of $76 million,

or 4%, compared with the fourth quarter last

year, reflecting higher
employee-related expenses and other operating

expenses.
The efficiency ratio for the quarter was 41.1%,

compared with 41.5% in the fourth quarter

last year.
Quarterly comparison – Q4 2025 vs. Q3 2025

Canadian Personal and Commercial

Banking net income for the quarter was

$1,865 million, a decrease of $88

million, or 5%, compared with the prior quarter,
primarily reflecting higher non-interest expenses

and PCL, partially offset by higher revenue.

The annualized ROE for the quarter was

30.4%, compared with
32.5% in the prior quarter.
Revenue increased $64 million, or 1%, compared

with the prior quarter. Net interest income

increased $65 million, or 2%, primarily

reflecting volume growth.
Average loan volumes increased $13 billion,

or 2%, reflecting 2% growth in personal loans

and 1% growth in business loans.

Average deposit volumes increased
$5 billion, or 1%, reflecting relatively flat personal

deposits and 2% growth in business

deposits. Net interest margin was 2.82%, a

decrease of 1 basis point,
primarily due to changes in balance sheet mix.

As we look forward to the first quarter of

fiscal 2026, we expect net interest margin

to remain relatively stable
.
Non-interest income was relatively flat compared

with the prior quarter.
PCL for the quarter was $537

million, an increase of $74 million compared

with the prior quarter. PCL – impaired

was $447 million, an increase of $71 million,

or
19%, largely reflecting credit migration in

the consumer lending portfolios. PCL

– performing was $90 million, an increase of $3 million

compared with the prior
quarter. The performing provisions this

quarter were largely related to the adoption

impact of a model update in the credit

card portfolio, partially offset by an
improvement to the macroeconomic forecast.

Total PCL as an annualized percentage

of credit volume was 0.35%, an increase

of 4 bps compared with the prior
quarter.

Non-interest expenses increased $112 million,

or 5% compared with the prior quarter,

primarily reflecting higher operating expenses

and non-credit provisions.
The efficiency ratio was 41.1%, compared

with 39.4% in the prior quarter.
15

The Bank’s Q1 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate cuts, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect Future
Results” section of the Bank’s 2025 MD&A.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 15

18
Update on U.S. Balance Sheet Restructuring

Activities
Following the announcement of the Global

Resolution on October 10, 2024, the Bank

executed balance sheet restructuring

activities to help ensure the Bank can
continue to support customers’ financial needs

in the U.S., while not exceeding the

limitation on the combined total assets

of TD Bank, N.A. and TD Bank USA,
N.A. (the “U.S. Bank”). Since the fourth

quarter of fiscal 2024, and through fiscal 2025,

the Bank sold US$31.9 billion of bonds, resulting

in an aggregate loss of
US$1,592 million pre-tax. The net interest

income benefit from these sales and reinvestment

of proceeds was US$500 million pre-tax in

fiscal 2025 and is
expected to be approximately US$550

million pre-tax in fiscal 2026
.
In addition, the Bank reduced the U.S. Bank’s

assets by more than 10% from the asset

level as of September 30, 2024, largely

by selling or winding down
$22 billion of non-scalable or non-core

U.S. loan portfolios that did not align with the

U.S. Retail segment’s focused strategy or

have lower returns on investment.
This reduction in assets reduced the

total Bank's net interest income by approximately

US$100 million pre-tax in fiscal 2025 and

is expected to reduce net interest
income by approximately US$280 million pre-tax

in fiscal 2026
.
During the year, the Bank used proceeds from the sale of

the loans, investment maturities, and cash

on hand, to pay down US$43 billion of short-term

borrowings.
Accordingly, as of October 31, 2025, the combined total assets of the U.S. Bank were US$382 billion.
As of September 30, 2025, the combined

total assets of the U.S. Bank, as measured

in accordance with the OCC Consent

Order which utilizes the average of spot
balances of June 30, 2025, and September

30, 2025, was US$388 billion.
In the aggregate, total losses associated

with the Bank’s U.S. balance sheet restructuring

activities from October 10, 2024, through

October 31, 2025, are
US$2,128 million pre-tax and US$1,597

million after-tax. As of October 31, 2025,

the Bank has largely completed its U.S. balance

sheet restructuring activities and
no additional losses associated with this

program are expected in fiscal 2026
.
16

The expected amount of net interest income benefit is subject to risks and uncertainties and are based on assumptions regarding market factors and conditions which are not entirely within the Bank’s control.
17

The Bank’s estimates regarding net interest income impacts are based on assumptions regarding the timing of when the sale of the remaining assets are completed or when the remaining loan portfolios are wound down.
18

The Bank’s expectations regarding U.S. balance sheet restructuring related losses are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on factors both within and outside the Bank’s control. Refer to the “Risk Factors That May Affect Future Results” section of the Bank’s 2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 16
TABLE 10: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended
October 31 July 31 October 31
Canadian Dollars 2025 2025 2024
Net interest income $ 3,165 $ 3,101 $ 2,924
Non-interest income – reported 288 376 287
Non-interest income – adjusted 1,2 671 638 598
Total revenue – reported 3,453 3,477 3,211
Total revenue – adjusted 1,2 3,836 3,739 3,522
Provision for (recovery of) credit losses –

impaired
331 330 418
Provision for (recovery of) credit losses –

performing
(27) (13) (29)
Total provision for (recovery of) credit losses 304 317 389
Non-interest expenses – reported 2,500 2,381 2,324
Non-interest expenses – adjusted 1,3 2,500 2,381 2,344
Provision for (recovery of) income taxes – reported (70) 19 (50)
Provision for (recovery of) income taxes – adjusted 1 25 85 9
U.S. Retail net income excluding Schwab

– reported
719 760 548
U.S. Retail net income excluding Schwab

– adjusted
1 1,007 956 780
Share of net income from investment in

Schwab
4,5 – – 154
U.S. Retail net income – reported $ 719 $ 760 $ 702
U.S. Retail net income – adjusted 1 1,007 956 934
U.S. Dollars
Net interest income $ 2,281 $ 2,256 $ 2,141
Non-interest income – reported 210 276 212
Non-interest income – adjusted 1,2 484 464 438
Total revenue – reported 2,491 2,532 2,353
Total revenue – adjusted 1,2 2,765 2,720 2,579
Provision for (recovery of) credit losses –

impaired
238 240 306
Provision for (recovery of) credit losses –

performing
(18) (9) (21)
Total provision for (recovery of) credit losses 220 231 285
Non-interest expenses – reported 1,801 1,732 1,703
Non-interest expenses – adjusted 1,3 1,801 1,732 1,717
Provision for (recovery of) income taxes – reported (50) 15 (37)
Provision for (recovery of) income taxes – adjusted 1 18 62 6
U.S. Retail net income excluding Schwab

– reported
520 554 402
U.S. Retail net income excluding Schwab

– adjusted
1 726 695 571
Share of net income from investment in

Schwab
4,5 – – 114
U.S. Retail net income – reported $ 520 $ 554 $ 516
U.S. Retail net income – adjusted 1 726 695 685
Selected volumes and ratios
U.S. Retail return on common equity excluding

Schwab – reported
6 6.7% 7.1% 5.3%
U.S. Retail return on common equity excluding

Schwab – adjusted
1,6 9.3 8.9 7.5
U.S. Retail return on common equity – reported 6 6.7% 7.1% 6.2%
U.S. Retail return on common equity – adjusted 1,6 9.3 8.9 8.2
Net interest margin 7 3.25 3.19 2.77
Efficiency ratio – reported 72.3 68.4 72.4
Efficiency ratio – adjusted 1 65.1 63.7 66.6
Assets under administration (billions of U.S.

dollars)
8 $ 46 $ 46 $ 43
Assets under management (billions of U.S.

dollars)
8 10 10 8
Number of U.S. retail stores 1,100 1,100 1,132
Average number of full-time equivalent staff 29,158 28,817 27,802
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest income excludes the following item of note:
i.

Balance sheet restructuring – Q4 2025: $383 million or US$274 million ($288 million or US$206 million after-tax),

Q3 2025: $262 million or US$188 million ($196 million or
US$141 million after-tax), Q4 2024: $311 million or US$226

million ($234 million or US$170 million after-tax).
3

Adjusted non-interest expenses exclude the following items of note:
i.

FDIC special assessment – Q4 2024: ($72) million or US($52) million (($54) million or US($39) million after-tax);

ii.

Charges for the global resolution of the investigations into the Bank’s U.S. BSA/AML program – Q4 2024

:

$52 million or US$38

million (before and after-tax).
4

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to

Note 12 of the 2025 Consolidated Financial Statements for further details.
5

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge were recorded in the Corporate segment.

6

Capital allocated to the business segment was 11.5% CET1

Capital.
7

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

Management believes this calculation better reflects segment performance.
8

For additional information about this metric, refer to the Glossary in the Bank’s 2025

MD&A.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 17

21
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported

in the U.S. Retail segment.

Amounts for amortization of acquired
intangibles, the acquisition and integration

charges related to the Schwab transaction,

and the Bank’s share of restructuring

and other charges incurred by Schwab
were recorded in the Corporate segment. Refer

to “Significant Events” for further details.

Effective fiscal 2025, discussions of

the U.S. Retail segment’s
performance exclude Schwab.
Quarterly comparison – Q4 2025 vs. Q4 2024
U.S. Retail reported net income was $719

million (US$520 million), an increase

of $171 million (US$118 million), or 31% (29%

in U.S. dollars), compared with the
fourth quarter last year, excluding Schwab earnings

of $154 million (US$114 million) in the

fourth quarter last year, primarily reflecting

the impact of U.S. balance
sheet restructuring activities, lower PCL,

and the impact of the charges for the global

resolution of the investigations into the Bank’s

U.S. BSA/AML program in the
fourth quarter last year, partially offset

by higher governance and control investments,

including costs for U.S. BSA/AML

remediation in the current quarter.
U.S. Retail adjusted net income was

$1,007 million (US$726 million), an increase

of $227 million (US$155 million), or 29%

(27% in U.S. dollars), compared with
the fourth quarter last year, primarily reflecting

the impact of U.S. balance sheet restructuring

activities, and lower PCL, partially offset by

higher governance and
control investments, including costs for U.S.

BSA/AML remediation.

The reported and adjusted annualized

ROE excluding Schwab for the quarter

were 6.7% and
9.3%, respectively, compared with 5.3%

and 7.5%, respectively, in the fourth quarter

last year.
Reported revenue for the quarter was US$2,491

million, an increase of US$138 million,

or 6%, compared with the fourth quarter

last year. On an adjusted basis,
revenue for the quarter was US$2,765 million,

an increase of US$186 million, or 7%.

Reported and adjusted net interest income

of US$2,281 million, increased
US$140 million, or 7%, largely reflecting the

impact of U.S. balance sheet restructuring

activities and higher deposit margins,

partially offset by an adjustment for
client deposit rates. Reported net interest margin

of 3.25%,

increased 48 bps, due to the impact

of U.S. balance sheet restructuring activities,

normalization of
elevated liquidity levels (which positively impacted

net interest margin by 24 bps), and higher

deposit margins, partially offset by an adjustment

for client deposit
rates. Reported non-interest income

was US$210 million, a decrease of US$2 million,

or 1%, compared with the fourth quarter

last year, reflecting the impact of
U.S. balance sheet restructuring activities, partially

offset by higher fee income. On an

adjusted basis, non-interest income of US$484

million increased
US$46 million, or 11%, compared with

the fourth quarter last year, reflecting higher

fee income.
Average loan volumes decreased US$17

billion, or 9%, compared with the fourth

quarter last year. Personal loans decreased

7% and business loans decreased
10%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off under

our U.S. balance sheet
restructuring program, average loan volumes

increased US$3 billion, or 2%
,
. Average deposit volumes

decreased US$6 billion, or 2%, reflecting

a 5% decrease
in sweep deposits and a 2% decrease in business

deposits. Personal deposits were relatively

flat compared with the fourth quarter last

year.

Assets under administration (AUA) were US$46

billion as at October 31, 2025, an increase

of US$3 billion, or 7%, compared with the fourth

quarter last year,
and assets under management (AUM) were

US$10 billion as of October 31, 2025,

an increase of US$2 billion, or 25%, compared

with the fourth quarter last year,
both reflecting net asset growth and market

appreciation.
PCL for the quarter was US$220

million, a decrease of US$65 million,

or 23%, compared with the fourth quarter last

year. PCL – impaired was US$238 million,

a
decrease of US$68 million, or 22%, largely

reflecting lower provisions in the commercial

lending portfolio. PCL – performing

was a recovery of US$18 million,
compared with a recovery of $21 million in

the fourth quarter last year. The performing

recovery this quarter largely reflects

an improvement to the macroeconomic
forecast, and lower volume. U.S. Retail PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as

an annualized percentage of credit
volume was 0.50%, a decrease of 9 bps

compared with the fourth quarter last

year.
Effective fiscal 2025, U.S. Retail segment

non-interest expenses include certain U.S.

governance and control investments, including

costs for U.S. BSA/AML
remediation which were previously reported

in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in
the current period. Reported non-interest

expenses for the quarter were US$1,801

million, an increase of US$98 million,

or 6%, compared to the fourth quarter last
year, reflecting higher governance and control

investments including costs of US$155

million for U.S. BSA/AML remediation,

higher employee-related expenses,
and the expense recovery of the FDIC special

assessment charge in the fourth quarter

last year, partially offset by
costs associated with the extension of our

credit
card program agreement with Nordstrom in

the fourth quarter last year. On an adjusted

basis, non-interest expenses increased US$84

million, or 5%, reflecting
higher governance and control investments,

including costs for U.S. BSA/AML

remediation, and higher employee-related expenses,

partially offset by
costs
associated with the extension of our credit

card program agreement with Nordstrom in

the fourth quarter last year.
The reported and adjusted efficiency ratios

for the quarter were 72.3% and 65.1%, respectively,

compared with 72.4% and 66.6%, respectively,

in the fourth
quarter last year.

Quarterly comparison – Q4 2025 vs. Q3 2025
U.S. Retail reported net income was $719

million (US$520 million), a decrease of

$41 million (US$34 million), or 5% (6% in U.S.

dollars), compared with the prior
quarter, primarily reflecting the impact of U.S.

balance sheet restructuring activities and higher

employee-related expenses, partially

offset by higher revenue and
lower PCL. U.S. Retail adjusted net income

was $1,007 million (US$726 million), an

increase of $51 million (US$31 million), or 5%

(4% in U.S. dollars), compared
to the prior quarter, primarily reflecting higher

revenue and lower PCL, partially offset

by higher employee-related expenses.

The reported and adjusted annualized
ROE for the quarter were 6.7% and 9.3%,

respectively, compared with 7.1% and

8.9%, respectively, in the prior quarter.
Reported revenue was US$2,491 million,

a decrease of US$41 million, or

2%, compared with the prior quarter. On an adjusted

basis, revenue was
US$2,765 million, an increase of US$45 million,

or 2%, compared with the prior quarter.

Net interest income of US$2,281 million,

increased US$25 million, or 1%,
driven by higher deposit margins. Reported

net interest margin of 3.25%,

increased 6 bps, due to higher deposit margins,

higher loan margins from U.S. balance
sheet restructuring activities and normalization

of elevated liquidity levels. Net interest margin

is expected to mode
rately expand in the first quarter of fiscal 2026 .
Reported non-interest income was US$210 million,

a decrease of US$66 million, or 24%, reflecting

the impact of U.S. balance sheet restructuring

activities,
partially offset by higher fee income. On an

adjusted basis, non-interest income of US$484

million increased US$20 million, or 4%,

compared with the prior
quarter, reflecting higher fee income.
Average loan volumes decreased US$3

billion, or 2%, compared with the prior

quarter, reflecting a 5% decrease in business

loans, partially offset by a 1%
increase in personal loans, reflecting the impact

of U.S. balance sheet restructuring activities.

Excluding the impact of the loan portfolios identified

for sale or run-
off under our U.S. balance sheet restructuring

program, average loan volumes increased

US$1 billion, or 1%
19
,20
.
Average deposit volumes decreased
US$4 billion, or 1%, compared with the prior

quarter, reflecting a 3% decrease in

sweep deposits and a 1% decrease in personal

deposits. Business deposits are
relatively flat compared with the prior quarter.
19

Loan portfolios identified for sale or run-off include the Point of Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q4 2025 average loan volumes: US$177 billion (Q3 2025: US$180 billion; Q4 2024: US$193 billion). Q4 2025 average loan volumes of loan portfolios identified for sale or run-off: US$15 billion (Q3 2025: US$20 billion; Q4 2024: US$35 billion). Q4 2025 average loan volumes excluding loan portfolios identified for sale or run-off: US$161 billion (Q3 2025: US$160 billion; Q4 2024: US$158 billion).
20

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
21

The Bank’s Q1 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties,

including those set out in the “Risk Factors That May Affect
Future Results” section of the Bank’s 2025 MD&A.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 18
AUA were US$46 billion as

at October 31, 2025, flat compared with

the prior quarter. AUM were US$10

billion, flat compared with the prior quarter.
PCL for the quarter was US$220

million, a decrease of US$11 million,

or 5%, compared with the prior quarter.

PCL – impaired was US$238 million,

a decrease
of US$2 million, or 1%, reflecting lower provisions

in the commercial lending portfolio, largely

offset by credit migration in the credit card and

auto portfolios, with
contribution from seasonal trends. PCL

– performing was a recovery of US$18 million,

compared with a recovery of US$9 million in

the prior quarter. The
performing recovery this quarter largely

reflects an improvement to the macroeconomic

forecast, and lower volume. U.S. Retail PCL

including only the Bank’s
share of PCL in the U.S. strategic

cards portfolio, as an annualized percentage of

credit volume was 0.50%, a decrease of

1 bps compared with the prior quarter.
Non-interest expenses for the quarter were US$1,801

million, an increase of US$69 million,

or 4%, compared with the prior quarter,

reflecting higher employee-
related expenses.
The reported and adjusted efficiency ratios

for the quarter were 72.3% and 65.1%, respectively,

compared with 68.4% and 63.7%, respectively,

in the prior
quarter.
TABLE 11: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31 July 31 October 31
2025 2025 2024
Net interest income $ 389 $ 373 $ 321
Non-interest income 3,399 3,300 3,616
Total revenue 3,788 3,673 3,937
Insurance service expenses
1
1,602 1,563 2,364
Non-interest expenses 1,239 1,155 1,107
Provision for (recovery of) income taxes 248 252 117
Net income $ 699 $ 703 $ 349
Selected volumes and ratios
Return on common equity 43.1% 44.7% 22.5%
Return on common equity – Wealth Management
2
66.3 62.4 56.6
Return on common equity – Insurance 18.1 24.7 (13.1)
Efficiency ratio 32.7 31.4 28.1
Efficiency ratio, net of ISE
3
56.7 54.7 70.4
Assets under administration (billions of Canadian

dollars)
4 $ 759 $ 709 $ 651
Assets under management (billions of Canadian

dollars)
601 572 530
Average number of full-time equivalent staff 15,829 15,443 15,062
1

Includes estimated losses related to catastrophe claims – Q4 2025: $15 million, Q3 2025: $36 million, Q4 2024:

$1,020 million.
2

Capital allocated to the business segment was 11.5%

CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q4 2025: $2,186

million, Q3 2025: $2,110 million,
Q4 2024: $1,573 million. Total revenue,

net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the

“How We Performed” section of this
document and the Glossary in the Bank’s 2025 MD&A for additional information about this metric.
4

Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
Quarterly comparison – Q4 2025 vs. Q4 2024
Wealth Management and Insurance net

income for the quarter was $699 million, an

increase of $350 million, compared

with the fourth quarter last year, reflecting
lower estimated losses from catastrophe

claims and higher revenue from Wealth Management.

Wealth Management net income for the quarter

was $557 million,
an increase of $109 million, or 24%, compared

with the fourth quarter last year, and Insurance

net income for the quarter was $142 million,

an increase of
$241 million, compared with the fourth quarter

last year. The annualized ROE for

the quarter was 43.1%, compared with 22.5%

in the fourth quarter last year.
Wealth Management annualized ROE

for the quarter was 66.3%, compared with

56.6% in the fourth quarter last year, and

Insurance annualized ROE for the
quarter was 18.1% compared with (13.1)%

in the fourth quarter last year.
Revenue for the quarter was $3,788 million, a decrease

of $149 million, or 4%, compared with

the fourth quarter last year, reflecting the impact

of $718 million in
reinsurance recoveries for catastrophe

claims in the fourth quarter last year. Non-interest

income was $3,399 million, a decrease of

$217 million, or 6%, reflecting
the impact of reinsurance recoveries for

catastrophe claims in the fourth quarter last

year, partially offset by higher insurance premiums,

fee-based revenue, and
transaction revenue in the current period. Net

interest income was $389 million, an increase

of $68 million, or 21%, compared with

the fourth quarter last year,
reflecting higher deposit volumes and margins.

AUA were $759 billion as at

October 31, 2025, an increase of $108

billion, or 17%, and AUM were

$601 billion as at October 31, 2025, an

increase of $71 billion,
or 13%, compared with the fourth quarter last

year, both reflecting market appreciation

and net asset growth.

Insurance service expenses for the quarter

were $1,602 million, a decrease of $762

million, or 32%, compared with the fourth

quarter last year, primarily
reflecting lower estimated losses from catastrophe

claims.
Non-interest expenses for the quarter were $1,239

million, an increase of $132 million,

or 12%, compared with the fourth quarter

last year, reflecting higher
variable compensation, technology spend

supporting business growth, and employee-related

expenses.
The efficiency ratio for the quarter was 32.7%,

compared with 28.1% in the fourth quarter

last year. The efficiency ratio, net of

ISE for the quarter was 56.7%,
compared with 70.4% in the fourth quarter last

year.
Quarterly comparison – Q4 2025 vs. Q3 2025
Wealth Management and Insurance net income

for the quarter was $699 million, a decrease

of $4 million, or 1%, compared with the prior

quarter, reflecting Wealth
Management net income of $557 million, an

increase of $36 million, or 7%, compared

with the prior quarter, and Insurance net income of $142 million, a decrease
of $40 million, or 22%, compared with

the prior quarter. The annualized ROE for the quarter was 43.1%,

compared with 44.7% in the prior quarter. Wealth
Management annualized ROE for the quarter

was 66.3%, compared with 62.4% in

the prior quarter, and Insurance annualized ROE for the quarter was 18.1%
compared with 24.7% in the prior quarter.
Revenue increased $115 million, or 3%, compared

with the prior quarter. Non-interest income

increased $99 million, or 3%, reflecting higher

fee-based revenue,
transaction revenue,

and higher insurance premiums.

Net interest income increased $16

million, or 4%, reflecting higher deposit

volumes.
AUA increased $50 billion, or

7%, and AUM increased

$29 billion, or 5%, compared with the prior

quarter, both reflecting market appreciation.

Insurance service expenses for the quarter

increased $39 million, or 2%, compared

with the prior quarter, primarily driven

by increased claims severity.
Non-interest expenses for the quarter were $1,239

million, an increase of $84 million or

7%, compared with the prior quarter, primarily

reflecting higher
technology spend supporting business growth,

and higher variable compensation.
The efficiency ratio for the quarter was 32.7%,

compared with 31.4% in the prior quarter. The efficiency ratio,

net of ISE for the quarter was 56.7%, compared
with 54.7% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 19

TABLE 12: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended

October 31 July 31 October 31
2025 2025 2024
Net interest income (loss) (TEB) $ (66) $ 110 $ 221
Non-interest income 2,266 1,953 1,550
Total revenue 2,200 2,063 1,771
Provision for (recovery of) credit losses –

impaired
28 63 134
Provision for (recovery of) credit losses –

performing
(4) 8 –
Total provision for (recovery of) credit losses 24 71 134
Non-interest expenses – reported 1,559 1,493 1,336
Non-interest expenses – adjusted 1,2 1,515 1,461 1,254
Provision for (recovery of) income taxes

(TEB) – reported
123 101 66
Provision for (recovery of) income taxes

(TEB) – adjusted
1 132 108 84
Net income – reported 494 398 235
Net income – adjusted 1 $ 529 $ 423 $ 299
Selected volumes and ratios
Trading-related revenue (TEB) 3 $ 865 $ 873 $ 633
Average gross lending portfolio (billions of Canadian

dollars)
4 90.0 96.8 97.0
Return on common equity – reported 5 11.6% 9.3% 5.9%
Return on common equity – adjusted 1,5 12.4 9.9 7.5
Efficiency ratio – reported 70.9 72.4 75.4
Efficiency ratio – adjusted 1 68.9 70.8 70.8
Average number of full-time equivalent staff 7,438 7,342 6,975
1
For additional information about the Bank’s use of non-GAAP financial measures,

refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this
document.
2
Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition – Q4 2025: $44 million ($35 million after-tax), Q3 2025: $32 million
($25 million after-tax), Q4 2024: $82 million ($64 million after-tax).
3
Includes net interest income (loss) (TEB) of ($419) million (Q3 2025 – ($231) million, Q4 2024 – ($149) million),

and trading income (loss) of $1,284 million (Q3 2025 – $1,104 million,
Q4 2024 – $782 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and
the Glossary in the Bank’s 2025

MD&A, for additional information about this metric.
4
Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5
Capital allocated to the business segment was 11.5%

CET1 Capital.
Quarterly comparison – Q4 2025 vs. Q4 2024
Wholesale Banking reported net income for

the quarter was $494 million, an increase

of $259 million, compared with the

fourth quarter last year, primarily
reflecting higher revenue and lower PCL, partially

offset by higher non-interest expenses and higher

income taxes. On an adjusted basis, net income

was
$529 million, an increase of $230 million, or 77%,

compared with the fourth quarter last year.
Revenue for the quarter was $2,200 million, an

increase of $429 million, or 24%,

compared with the fourth quarter last year, primarily reflecting higher trading-
related revenue, underwriting fees, advisory

fees and equity commissions, partially offset

by the net change in fair value of loan underwriting

commitments.

PCL for the quarter was $24 million, a decrease

of $110 million compared with the fourth quarter last year. PCL – impaired was

$28 million, a decrease of
$106 million compared with the prior

year, reflecting a lower pace of credit migration in the current quarter. PCL – performing was a recovery of $4 million,
compared with nil in the fourth quarter last

year.
Reported non-interest expenses for the quarter

were $1,559 million, an increase of $223

million, or 17%, compared with the fourth quarter

last year, primarily
reflecting higher variable compensation and

spend supporting business growth, including

technology, partially offset by lower acquisition and integration-related costs. On an adjusted basis, non-interest expenses

were $1,515 million, an increase of $261

million, or 21%.

Quarterly comparison – Q4 2025 vs. Q3 2025
Wholesale Banking reported net income for

the quarter was $494 million, an increase

of $96 million, or 24%, compared with the prior

quarter, primarily reflecting
higher revenue and lower PCL, partially offset by higher

non-interest expenses and higher income

taxes. On an adjusted basis, net income

was $529

million, an
increase of $106

million, or 25%.
Revenue for the quarter increased $137 million,

or 7%, compared with the prior quarter, primarily reflecting higher underwriting fees, advisory fees

and equity
commissions, partially offset by the net change

in fair value of loan underwriting commitments.

PCL for the quarter was $24 million, a decrease

of $47 million compared with the prior quarter. PCL – impaired was $28 million, a decrease of $35 million,
reflecting a lower pace of credit migration in

the current quarter. PCL – performing was a recovery of $4 million,

compared with a build of $8 million in the

prior
quarter.

Reported non-interest expenses for the quarter

increased $66 million, or 4%, compared

with the prior quarter, primarily reflecting higher spend

supporting
business growth,

front office costs, and acquisition and integration-related

costs. On an adjusted basis, non-interest expenses

increased $54 million, or 4%.
Effective November 1, 2025,

there will no longer be any acquisition and

integration-related charges related to the

Cowen acquisition in Wholesale Banking
.
22

The Bank’s expectations regarding acquisition and integration-related charges related to the acquisition of Cowen are based on forward-looking assumptions that have inherent risk and uncertainties. Results may vary depending on factors both within and outside the Bank’s control. Refer to the “Risk Factors That May Affect Future Results” section of the Bank’s
2025 MD&A for additional information about risks and uncertainties that may impact the Bank’s estimates

.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 20
TABLE 13: CORPORATE
(millions of Canadian dollars)
For the three months ended

October 31 July 31 October 31
2025 2025 2024
Net income (loss) – reported $ (497) $ (478) $ 526
Adjustments for items of note
Amortization of acquired intangibles 34 33 60
Acquisition and integration charges related

to the Schwab transaction
– – 35
Restructuring charges 190 333 –
Impact from the terminated FHN acquisition-related

capital hedging strategy
49 55 59
Gain on sale of Schwab shares – – (1,022)
Balance sheet restructuring 102 – –
Indirect tax matters – – 226
Less: impact of income taxes on items

of note
73 107 84
Net income (loss) – adjusted
1
$ (195) $ (164) $ (200)
Decomposition of items included in net

(loss) – adjusted
Net corporate expenses 2 $ (537) $ (477) $ (389)
Other 342 313 189
Net (loss) – adjusted
1
$ (195) $ (164) $ (200)
Selected volumes
Average number of full-time equivalent staff 3 18,371 18,725 17,708
1.

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2.

For additional information about this metric, refer to the Glossary in the Bank’s 2025 MD&A.
3.

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q4 2025 vs. Q4 2024
Corporate segment’s reported net loss for the quarter

was $497 million, compared with net income

of $526 million in the fourth quarter last

year. The year-over-
year decrease primarily reflects the gain

on sale of Schwab shares in the prior year

and higher net corporate expenses, partially

offset by higher revenue from
treasury and balance sheet management

activities. Net corporate expenses increased

$148 million, primarily reflecting continued

investments in governance and
controls. The adjusted net loss for the quarter

was $195 million, compared with $200

million in the fourth quarter last year.

Quarterly comparison – Q4 2025 vs. Q3 2025
Corporate segment’s reported net loss for the quarter

was $497 million, compared with $478

million in the prior quarter. The higher net loss primarily reflects the
impact of balance sheet restructuring activities

and higher net corporate expenses, partially

offset by lower restructuring charges in the

current quarter. The
adjusted net loss for the quarter was $195

million, compared with $164 million in the

prior quarter.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 21
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET
1
(millions of Canadian dollars) As at
October 31 October 31
2025 2024
ASSETS
Cash and due from banks $ 7,512 $ 6,437
Interest-bearing deposits with banks 109,417 169,930
116,929 176,367
Trading loans, securities, and other 220,136 175,770
Non-trading financial assets at fair value through

profit or loss
7,395 5,869
Derivatives 82,972 78,061
Financial assets designated at fair value through

profit or loss
6,986 6,417
Financial assets at fair value through other

comprehensive income
126,369 93,897
443,858 360,014
Debt securities at amortized cost, net

of allowance for credit losses
240,439 271,615
Securities purchased under reverse repurchase

agreements
247,078 208,217
Loans
Residential mortgages 315,063 331,649
Consumer instalment and other personal 259,033 228,382
Credit card 41,662 40,639
Business and government 345,943 356,973
961,701 957,643
Allowance for loan losses (8,689) (8,094)
Loans, net of allowance for loan losses 953,012 949,549
Other
Investment in Schwab – 9,024
Goodwill 18,980 18,851
Other intangibles 3,409 3,044
Land, buildings, equipment, other depreciable

assets, and right-of-use assets

10,132 9,837
Deferred tax assets 5,388 4,937
Amounts receivable from brokers, dealers,

and clients
27,345 22,115
Other assets 27,988 28,181
93,242 95,989
Total assets $ 2,094,558 $ 2,061,751
LIABILITIES
Trading deposits $ 37,882 $ 30,412
Derivatives 79,356 68,368
Securitization liabilities at fair value 25,283 20,319
Financial liabilities designated at fair value

through profit or loss
197,635 207,914
340,156 327,013
Deposits
Personal

650,396

641,667
Banks 27,233 57,698
Business and government 589,475 569,315
1,267,104 1,268,680
Other
Obligations related to securities sold

short
43,795 39,515
Obligations related to securities sold

under repurchase agreements
221,150 201,900
Securitization liabilities at amortized

cost
14,841 12,365
Amounts payable to brokers, dealers, and

clients
27,434 26,598
Insurance contract liabilities 7,278 7,169
Other liabilities 34,240 51,878
348,738 339,425
Subordinated notes and debentures 10,733 11,473
Total liabilities 1,966,731 1,946,591
EQUITY
Shareholders’ Equity
Common shares 24,727 25,373
Preferred shares and other equity instruments 11,625 10,888
Treasury – common shares – (17)
Treasury – preferred shares and other equity instruments (4) (18)
Contributed surplus 285 204
Retained earnings 78,320 70,826
Accumulated other comprehensive income (loss)

12,874 7,904
Total equity 127,827 115,160
Total liabilities and equity $ 2,094,558 $ 2,061,751
1

The amounts as at October 31, 2025 and October 31, 2024, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 22
CONSOLIDATED STATEMENT OF INCOME
1
(millions of Canadian dollars, except

as noted)
For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Interest income 2
Loans $ 12,790 $ 13,706 $ 51,730 $ 53,676
Reverse repurchase agreements 2,419 2,809 9,859 11,621
Securities
Interest 4,571 4,785 18,209 20,295
Dividends 631 579 2,648 2,371
Deposits with banks 1,012 1,895 5,175 5,426
21,423 23,774 87,621 93,389
Interest expense
Deposits 9,316 11,814 40,039 46,860
Securitization liabilities 228 221 886 1,002
Subordinated notes and debentures 118 124 519 436
Repurchase agreements and short sales 3,002 3,280 11,602 13,322
Other 214 395 1,513 1,297
12,878 15,834 54,559 62,917
Net interest income 8,545 7,940 33,062 30,472
Non-interest income
Investment and securities services 2,406 1,924 8,522 7,400
Credit fees 389 388 1,650 1,898
Trading income (loss) 1,318 835 4,602 3,628
Service charges 725 663 2,788 2,626
Card services 704 730 2,905 2,947
Insurance revenue 2,012 1,829 7,737 6,952
Other income (loss) (605) 1,205 6,511 1,300
6,949 7,574 34,715 26,751
Total revenue 15,494 15,514 67,777 57,223
Provision for (recovery of) credit losses

982 1,109 4,506 4,253
Insurance service expenses 1,602 2,364 6,089 6,647
Non-interest expenses
Salaries and employee benefits 4,596 4,080 18,227 16,733
Occupancy, including depreciation 495 553 1,961 1,958
Technology and equipment, including depreciation 746 730 2,872 2,656
Amortization of other intangibles

198 176 780 702
Communication and marketing 484 431 1,643 1,516
Restructuring charges 190 – 686 566
Brokerage-related and sub-advisory fees 133 119 528 498
Professional, advisory and outside services 1,329 1,079 4,288 3,064
Other 637 882 2,554 7,800
8,808 8,050 33,539 35,493
Income before income taxes and share

of net income from investment

in Schwab
4,102 3,991 23,643 10,830
Provision for (recovery of) income taxes 822 534 3,410 2,691
Share of net income from investment

in Schwab
– 178 305 703
Net income 3,280 3,635 20,538 8,842
Preferred dividends and distributions

on other equity instruments
191 193 565 526
Net income available to common shareholders $ 3,089 $ 3,442 $ 19,973 $ 8,316
Earnings per share

(Canadian dollars)
Basic $ 1.82 $ 1.97 $ 11.57 $ 4.73
Diluted 1.82 1.97 11.56 4.72
Dividends per common share

(Canadian dollars)
1.05 1.02 4.20 4.08
1
The amounts for the three months ended October 31, 2025, and October 31, 2024, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2025 and October 31, 2024, have been derived from the audited financial statements.
2
Includes $19,356 million and $79,001 million, for the three and twelve months ended October 31, 2025, respectively

(three and twelve months ended October 31, 2024

– $21,614 million
and $84,324 million, respectively) which have been calculated based on the effective interest rate method.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 23
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Net income $ 3,280 $ 3,635 $ 20,538 $ 8,842
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on

financial assets at fair value through
other comprehensive income
Change in unrealized gain/ (loss) 394 (153) 579 285
Reclassification to earnings of net loss /(gain) 30 (7) 71 (23)
Changes in allowance for credit losses recognized

in earnings
– – 1 (1)
Income taxes relating to:
Change in unrealized gain/(loss) (104) 40 (159) (68)
Reclassification to earnings of net loss/(gain) – 4 (1) 12
320 (116) 491 205
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss) 1,499 1,071 1,094 540
Reclassification to earnings of net loss/(gain) – (19) (534) (19)
Net gain/(loss) on hedges (1,137) (723) (1,088) (457)
Reclassification to earnings of net loss/(gain)

on hedges
– 41 799 41
Income taxes relating to:
Net gain/(loss) on hedges 315 200 298 122
Reclassification to earnings of net loss/(gain)

on hedges
– (11) (220) (11)
677 559 349 216
Net change in gain/(loss) on derivatives

designated as cash flow hedges
Change in gain/(loss) 3,793 867 7,840 3,354
Reclassification to earnings of loss/(gain) (2,242) (475) (4,858) 173
Income taxes relating to:
Change in gain/(loss) (1,029) (242) (2,164) (929)
Reclassification to earnings of loss/(gain) 603 123 1,337 (50)
1,125 273 2,155 2,548
Share of other comprehensive income (loss) from investment

in Schwab
– 1,155 1,870 2,007
Items that will not be subsequently reclassified

to net income
Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss) 62 (217) 22 (151)
Income taxes (17) 59 (5) 40
45 (158) 17 (111)
Change in net unrealized gain/(loss)

on equity securities designated at
fair value through other comprehensive income
Change in net unrealized gain/(loss) 14 37 150 222
Income taxes (6) (13) (39) (60)
8 24 111 162
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss) 10 (8) (8) 22
Income taxes (3) 2 2 (6)
7 (6) (6) 16
Total other comprehensive income (loss) 2,182 1,731 4,987 5,043
Total comprehensive income (loss) $ 5,462 $ 5,366 $ 25,525 $ 13,885
Attributable to:
Common shareholders $ 5,271 $ 5,173 $ 24,960 $ 13,359
Preferred shareholders and other equity instrument

holders

191

193

565

526
1
The amounts for the three months ended October 31, 2025, and October 31, 2024, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2025 and October 31, 2024, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 24
CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
1
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2025 2024 2025 2024

Common shares

Balance at beginning of period $ 24,971 $ 25,222 $ 25,373 $ 25,434
Proceeds from shares issued on exercise of stock options 34 20 165 112
Shares issued as a result of dividend reinvestment plan – 131 130 529
Purchase of shares for cancellation and other (278) – (941) (702)
Balance at end of period 24,727 25,373 24,727 25,373
Preferred shares and other equity instruments

Balance at beginning of period 10,788 10,888 10,888 10,853
Issue of shares and other equity instruments 1,037 – 1,787 1,335
Redemption of shares and other equity instruments (200) – (1,050) (1,300)
Balance at end of period 11,625 10,888 11,625 10,888
Treasury – common shares

Balance at beginning of period (92) (35) (17) (64)
Purchase of shares (3,488) (3,214) (13,094) (11,209)
Sale of shares 3,580 3,232 13,111 11,256
Balance at end of period – (17) – (17)
Treasury – preferred shares and other equity instruments

Balance at beginning of period (2) (17) (18) (65)
Purchase of shares and other equity instruments (75) (227) (1,535) (625)
Sale of shares and other equity instruments 73 226 1,549 672
Balance at end of period (4) (18) (4) (18)
Contributed surplus

Balance at beginning of period 243 187 204 155
Net premium (discount) on sale of treasury instruments 29 5 32 20
Issuance of stock options, net of options exercised 8 3 12 22
Other 5 9 37 7
Balance at end of period 285 204 285 204
Retained earnings

Balance at beginning of period 78,749 69,316 70,826 73,008
Impact on adoption of IFRS 17 – – – –
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 – – – (10)
Net income attributable to equity instrument holders 3,280 3,635 20,538 8,842
Common dividends (1,779) (1,782) (7,228) (7,163)
Preferred dividends and distributions on other equity instruments (191) (193) (565) (526)
Share and other equity instrument issue expenses

(5) – (7) (7)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (1,796) 6 (5,265) (3,295)
Remeasurement gain/(loss) on employee benefit plans 45 (158) 17 (111)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income 17 2 4 88
Balance at end of period 78,320 70,826 78,320 70,826
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period (37) (92) (208) (413)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 – – – 10
Other comprehensive income (loss) 320 (116) 490 196
Allowance for credit losses – – 1 (1)
Balance at end of period

283 (208) 283 (208)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period 138 11 35 (127)
Other comprehensive income (loss) 25 26 115 250
Reclassification of loss/(gain) to retained earnings (17) (2) (4) (88)
Balance at end of period

146 35 146 35
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period (35) (16) (22) (38)
Other comprehensive income (loss) 7 (6) (6) 16
Balance at end of period

(28) (22) (28) (22)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period 12,565 12,334 12,893 12,677
Other comprehensive income (loss) 677 559 349 216
Balance at end of period

13,242 12,893 13,242 12,893
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period (1,894) (3,197) (2,924) (5,472)
Other comprehensive income (loss) 1,125 273 2,155 2,548
Balance at end of period

(769) (2,924) (769) (2,924)
Share of accumulated other comprehensive income (loss) from Investment in Schwab – (1,870) – (1,870)
Total accumulated other comprehensive income 12,874 7,904 12,874 7,904
Total equity $ 127,827 $ 115,160 $ 127,827 $ 115,160
1
The amounts for the three months ended October 31, 2025, and October 31, 2024, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2025 and October 31, 2024, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 25
CONSOLIDATED STATEMENT

OF CASH FLOWS
1
(millions of Canadian dollars) For the three months ended For the twelve months ended
October 31 October 31 October 31 October 31
2025 2024 2025 2024
Cash flows from (used in) operating activities
Net income $ 3,280 $ 3,635 $ 20,538 $ 8,842
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses

982 1,109 4,506 4,253
Depreciation 374 368 1,386 1,325
Amortization of other intangibles

198 176 780 702
Net securities loss/(gain) 377 305 1,951 358
Share of net income from investment in Schwab – (178) (305) (703)
Gain on sale of Schwab shares – (1,022) (9,159) (1,022)
Deferred taxes 203 (89) (764) (1,061)
Changes in operating assets and liabilities
Interest receivable and payable

57 443 (1,072) 1,133
Securities sold under repurchase agreements 13,292 19,087 19,250 35,046
Securities purchased under reverse repurchase agreements (18,798) 4,701 (38,861) (3,884)
Obligations related to securities sold short 3,137 (1,041) 4,280 (5,146)
Trading loans, securities, and other (14,457) (2,595) (44,366) (23,680)
Loans net of securitization and sales (17,899) (12,358) (8,024) (57,908)
Deposits 14,962 46,521 5,894 69,922
Derivatives 304 21 6,077 6,049
Non-trading financial assets at fair value through profit or loss (1,026) (269) (1,526) 1,471
Financial assets and liabilities designated at fair value through profit or loss 2,599 11,190 (10,848) 15,185
Securitization liabilities 3,185 1,928 7,440 5,552
Current income taxes 71 (296) 441 658
Amounts receivable and payable from brokers, dealers, and clients (459) 11,727 (4,394) 4,027
Other, including unrealized foreign currency translation loss/(gain) 205 (3,669) (22,870) (6,182)
Net cash from (used in) operating activities (9,413) 79,694 (69,646) 54,937
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures 127 1,574 2,283 3,324
Redemption or repurchase of subordinated notes and debentures

13 (19) (3,175) (1,544)
Common shares issued, net of issuance costs 31 17 150 100
Repurchase of common shares, including tax on net value of share repurchases (2,074) 6 (6,206) (3,997)
Preferred shares and other equity instruments issued, net of issuance costs 1,032 – 1,780 1,328
Redemption of preferred shares and other equity instruments (200) – (1,050) (1,300)
Sale of treasury shares and other equity instruments 3,682 3,463 14,692 11,948
Purchase of treasury shares and other equity instruments (3,563) (3,441) (14,629) (11,834)
Dividends paid on shares and distributions paid on other equity instruments (1,970) (1,844) (7,663) (7,160)
Repayment of lease liabilities (670) (172) (1,683) (678)
Net cash from (used in) financing activities (3,592) (416) (15,501) (9,813)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks 7,790 (77,193) 61,591 (71,153)
Activities in financial assets at fair value through other comprehensive income
Purchases (9,233) (20,680) (77,185) (42,542)
Proceeds from maturities 6,945 2,505 33,481 18,825
Proceeds from sales 1,300 1,080 14,425 4,130
Activities in debt securities at amortized cost
Purchases (11,638) (2,883) (53,435) (11,306)
Proceeds from maturities 11,114 11,379 49,646 49,606
Proceeds from sales 9,283 3,027 39,026 5,772
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles

(637) (713) (2,145) (2,177)
Net cash acquired from (paid for) divestitures and acquisitions

24 3,353 20,784 3,423
Net cash from (used in) investing activities 14,948 (80,125) 86,188 (45,422)
Effect of exchange rate changes on cash and due from banks 52 39 34 14
Net increase (decrease) in cash and due from banks 1,995 (808) 1,075 (284)
Cash and due from banks at beginning of period 5,517 7,245 6,437 6,721
Cash and due from banks at end of period $ 7,512 $ 6,437 $ 7,512 $ 6,437
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period $ 464 $ 773 $ 4,332 $ 3,812
Amount of interest paid during the period 12,782 15,531 55,466 61,779
Amount of interest received during the period 20,753 23,335 84,808 91,013
Amount of dividends received during the period 582 632 2,687 2,694
1

The amounts for the three months ended October 31, 2025, and October 31, 2024, have been derived from unaudited financial statements. The amounts for the twelve months ended
October 31, 2025 and October 31, 2024, have been derived from the audited financial statements.
Appendix A – Segmented Information
For management reporting purposes, the Bank

reports its results under four key business

segments: Canadian Personal and Commercial

Banking, which includes
the results of the Canadian personal and commercial

banking businesses, and TD Auto Finance

Canada; U.S. Retail, which includes the results

of the U.S.
personal and commercial banking businesses,

U.S. credit cards, TD Auto Finance U.S.,

U.S. wealth business,

and the Bank’s investment in Schwab;

Wealth
Management and Insurance; and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 26
Results for these segments for the years ended

October 31, 2025

and October 31, 2024 are presented in

the following tables.

Results by Business Segment
1,2
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking
3
Corporate
3
Total
For the three months ended October 31
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $ 4,304 $ 4,058 $ 3,165 $ 2,924 $ 389 $ 321 $ (66) $ 221 $ 753 $ 416 $ 8,545 $ 7,940
Non-interest income (loss) 1,001 1,006 288 287 3,399 3,616 2,266 1,550 (5) 1,115 6,949 7,574
Total revenue 5,305 5,064 3,453 3,211 3,788 3,937 2,200 1,771 748 1,531 15,494 15,514
Provision for (recovery of)
credit losses 537 430 304 389 – – 24 134 117 156 982 1,109
Insurance service expenses – – – – 1,602 2,364 – – – – 1,602 2,364
Non-interest expenses

2,178 2,102 2,500 2,324 1,239 1,107 1,559 1,336 1,332 1,181 8,808 8,050
Income (loss) before income taxes

and share of net income from
investment in Schwab 2,590 2,532 649 498 947 466 617 301 (701) 194 4,102 3,991
Provision for (recovery of)
income taxes

725 709 (70) (50) 248 117 123 66 (204) (308) 822 534
Share of net income from
investment in Schwab 4,5 – – – 154 – – – – – 24 – 178
Net income (loss)

$ 1,865 $ 1,823 $ 719 $ 702 $ 699 $ 349 $ 494 $ 235 $ (497) $ 526 $ 3,280 $ 3,635
For the twelve months ended October 31
2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024
Net interest income (loss) $ 16,701 $ 15,697 $ 12,368 $ 11,600 $ 1,493 $ 1,226 $ (18) $ 582 $ 2,518 $ 1,367 $ 33,062 $ 30,472
Non-interest income (loss) 3,985 4,093 (63) 2,113 13,069 12,309 8,410 6,704 9,314 1,532 34,715 26,751
Total revenue 20,686 19,790 12,305 13,713 14,562 13,535 8,392 7,286 11,832 2,899 67,777 57,223
Provision for (recovery of)
credit losses 2,143 1,755 1,514 1,532 – – 290 317 559 649 4,506 4,253
Insurance service expenses – – – – 6,089 6,647 – – – – 6,089 6,647
Non-interest expenses

8,382 8,010 9,599 13,141 4,698 4,285 6,048 5,576 4,812 4,481 33,539 35,493
Income (loss) before income taxes

and share of net income from
investment in Schwab 10,161 10,025 1,192 (960) 3,775 2,603 2,054 1,393 6,461 (2,231) 23,643 10,830
Provision for (recovery of)
income taxes

2,844 2,806 (472) 69 986 648 444 275 (392) (1,107) 3,410 2,691
Share of net income from
investment in Schwab
4,5
– – 277 709 – – – – 28 (6) 305 703
Net income (loss)

$ 7,317 $ 7,219 $ 1,941 $ (320) $ 2,789 $ 1,955 $ 1,610 $ 1,118 $ 6,881 $ (1,130) $ 20,538 $ 8,842
Total Assets by Business Segment 6
(millions of Canadian dollars)
Canadian Wealth
Personal and Management Wholesale
Commercial
Banking
U.S. Retail and Insurance Banking Corporate
Total

As at October 31, 2025
Total assets $ 616,115 $ 530,729 $ 25,231 $ 754,391 $ 168,092 $ 2,094,558
As at October 31, 2024
Total assets $ 584,468 $ 606,572 $ 23,217 $ 686,795 $ 160,699 $ 2,061,751
1
The amounts for the three months ended October 31, 2025 and October 31, 2024 have been derived from the unaudited financial statements. The amounts for the twelve months ended
October 31, 2025 and October 31, 2024 have been derived from the audited financial statements.
2
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income

(loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3
Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in

Wholesale Banking is reversed in the Corporate segment.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
5
The Bank’s share of Schwab’s earnings is reported with a one month lag. Refer to

Note 12 of the 2025 Consolidated Financial Statements for further details.
6
Total assets as at October 31, 2025 and

October 31, 2024 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 27
SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
If you: And your inquiry relates to: Please contact:
Are a registered shareholder

(your name
appears on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate

mailings of
shareholder materials,

or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or

http://www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder

materials
or stopping (or resuming) receiving annual

and quarterly
reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: +1-781-575-4592
www.computershare.com/investor
web.queries@computershare.com
Beneficially own

TD shares that are held in
the name of an intermediary, such as a bank,
a trust company, a securities broker,

or other
nominee
Your TD shares, including questions regarding the
dividend reinvestment plan and mailings of

shareholder
materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at 416-944-6367

or 1-866-756-8936 or email tdshinfo@td.com.

Please note that by leaving us an e-mail or

voicemail message, you are providing

your consent for us to forward your inquiry to

the appropriate party for response.
Annual Report on Form 40-F (U.S.)
A copy of the Bank’s Annual Report on Form

40-F for fiscal 2025

will be filed with the Securities and Exchange

Commission later today and will be available

at
http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2025

free of charge upon request to TD Shareholder
Relations at 416-944-6367 or 1-866-756-8936

or e-mail
tdshinfo@td.com .

TD BANK GROUP • FOURTH QUARTER 2025 • EARNINGS NEWS RELEASE Page 28
Access to Quarterly Results Materials
Interested investors, the media, and others

may view this fourth quarter earnings news

release, results presentation,

supplementary financial information,
supplemental regulatory disclosure, and the 2025

Consolidated Financial Statements and MD&A documents

on the TD website
https://www.td.com/investor-
relations .
General Information
Products and services: Contact TD Canada

Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com
Email: customer.service@td.com
Media contacts: https://stories.td.com/ca/en/media-contacts
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on December 4,

2025. The call will be available live

via TD’s website at 9:30 a.m. ET.

The
call and audio webcast will feature presentations

by TD executives on the Bank’s

financial results for the fourth quarter,

followed by a question-and-answer period
with analysts. The presentation material

referenced during the call will be

posted in advance of the call on the

TD Investor Relations website at
https://www.td.com/investor-relations
. A listen-only

telephone line is available at 416-855-9085

or 1-800-990-2777 (toll free), passcode 57888#.
The audio webcast and presentations will be

archived at
https://www.td.com/quarterly-results
. Replay of the teleconference will be available

from 5:00 p.m. ET on
December 4, 2025,

until 11:59 p.m. ET on December

18, 2025 by calling 289-819-1325 or 1-800-660-6264 (toll

free), passcode 57888#.
Annual Meeting
Thursday, April 16, 2026
Toronto, Ontario
About TD Bank Group

The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”). TD

is the sixth largest bank in North

America by
assets and serves over 28.1 million clients

in four key businesses operating in a number

of locations in financial centres around the

globe: Canadian Personal and
Commercial Banking, including TD Canada

Trust and TD Auto

Finance Canada; U.S. Retail, including

TD Bank, America’s Most

Convenient Bank
® , TD Auto
Finance U.S., and TD Wealth (U.S.);

Wealth Management and Insurance, including

TD Wealth (Canada), TD Direct Investing,

and TD Insurance; and Wholesale
Banking, including TD Securities and

TD Cowen. TD also ranks among North

America’s leading digital banks,

with more than 13 million active mobile users

in
Canada and the U.S.

TD had $2.1 trillion in assets on October

31, 2025. The Toronto-Dominion

Bank trades under the symbol “TD” on the

Toronto Stock
Exchange and New York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.Hales@td.com

Gabrielle Sukman,

Senior Manager, Corporate and Public

Affairs,

416-983-1854, Gabrielle.Sukman@td.com